UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

Financial Statements for the period ended  June 30, 2012 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity			18
Statements of Cash Flows			19
Statements of Value Added			20
Notes to the Financial Statements
Note	1	. General Information	21
Note	2	. Presentation of Financial Statements	21
Note	3	. Significant Accounting Practices	21
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	26
Note	6	. Securities and Derivatives	27
Note	7	. Interbank Accounts	42
Note	8	. Loan Portfolio and Allowance for Loan Losses	42
Note	9	. Foreign Exchange Portfolio	46
Note	10	. Trading Account	47
Note	11	. Tax Credits	47
Note	12	. Other Receivables - Other	50
Note	13	. Dependence Information and Foreign Subsidiary	50
Note	14	. Investments in Affiliates and Subsidiaries	52
Note	15	. Fixed Assets	56
Note	16	. Intangibles	56
Note	17	. Money Market Funding and Borrowings and Onlendings	57
Note	18	. Tax and Social Security	60
Note	19	. Subordinated Debts	62
Note	20	. Other Payables - Other	62
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	62
Note	22	. Stockholders’ Equity	66
Note	23	. Operational Ratios	68
Note	24	. Related Parties	68
Note	25	. Income from Services Rendered and Banking Fees	74
Note	26	. Personnel Expenses	74
Note	27	. Other Administrative Expenses	75
Note	28	. Tax Expenses	75
Note	29	. Other Operating Income	75
Note	30	. Other Operating Expenses	76
Note	31	. Non-operating Results	76
Note	32	. Income Tax and Social Contribution	76
Note	33	. Employee Benefit Plans - Post-Employment Benefits	77
Note	34	. Risk Management Structure	83
Note	35	. Supplementary Information - Conciliation of the Shareholders' Equity and Consolidated Net Income	88
Note	36	. Corporate Restructuring	90
Note	37	. Subsequent Events	90
Note	38	. Other Information	91
Summary of the Audit Committee Report			92

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORTS

• Dear Stockholders:

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) related to the period ended June 30, 2012, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The conciliation of shareholders' equity and net income between these statements and the financial statements in accordance with international accounting standards is presented in note 35.

The intermidiate consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2012 were disclosed simultaneously, at the website  http://www.santander.com.br/ri.

• Macroeconomic Environment

In June, Instituto Brasileiro de Geografia e Estatística (IBGE) released the GDP growth of first quarter of 2012, which confirmed that the economic slowdown deepened further in the initial year, when the pace of growth decelerated from 1.4% YoY in the final quarter of 2011 to 0.8% YoY. The deceleration, however, was very heterogeneous: while investments contracted by 2.1% YoY, private consumption expanded by 2.5% YoY, boosted by low unemployment, strong real income gains and the continued (albeit slower) expansion of credit.

Despite the robust demand, inflation also lost some steam in the first semester. Consumer inflation, measured by IPCA, declined substantially from 6.5% YoY at the close of 2011 to 4.9% YoY in May. Part of this movement reflects the slowdown in the main economies, which limits the potential upside for some international prices such as food and energy commodities. Other part of this disinflation is associated with the constrained increase in some regulated prices, such as electric energy and public transportation. Finally, the tax reduction (IPI) on selected products – part of a broader strategy to lend support to growth – also brought some temporary relief on inflation. The combination of declining inflation and below-potential economic growth led to new rounds of monetary easing, with the target overnight rate (Selic) declining to 8.0% p.a., a historical low. In additional, this scenario was also favored, due to change in the calculation of savings, which paid 70.0% of the Selic, when the interest rate reach the level of 8,5% or below this percentage per year.

Credit remains in expansion, above the 50.0% of GDP level for the first time in history in May. The expansion remains robust, although somewhat more moderate, at 18.3% YoY in May. Housing financing continued to lead this expansion, posting a 40.5% YoY growth of the overall credit to this segment (earmarked and non-earmarked resources, to individuals and corporate, for acquisition or construction). On the other hand, car purchase financing has been growing at a significantly slower pace, and closed May only 3.7% above the levels seen one year before.

The external accounts remain showing good performance, even face to the less favorable global economic environment. The trade surplus represented a net inflow of US$27.5 billion in the 12 months through May. At the same time, the slower domestic growth and the weakening of the BRL kept under control the international expenditures with services and income (such as international travels and remittance of profits and dividends), which resulted in a small reduction in the current account deficit to US$50.9 billion (2.1% of GDP) in the same period. This deficit was more than offset by the US$63 billion net inflow in foreign direct investment. Despite the instability in the international markets, Brazil’s access to external financing remains more than sufficient to roll over its external obligations. As a result of the net inflow of resources into the country, the Bacen managed to advance in its policy of building up international reserves, which closed May at US$372 billion.

The well-adjusted external accounts, however, did not entirely isolated the Brazilian currency from the effects of the international crisis. The combination of increase global risk aversion, flight to low risk assets, decline in commodity prices and reduction in the US-Brazil interest rate differential led to a weakening of the BRL, to R$2.02/US$ by end-June (11% weaker than the R$1.82/US$ seen at the close of the first quarter). The fast depreciation of the BRL in an environment of international turbulence led the Ministry of Finance to unwind part of the measures it had introduced in the preceding months to limit the external inflows in the country. One of those measures was to lift the IOF charged on external loans, which will now be charged only on loans shorter than 2 years (versus 5 years in the previous rule).

In the fiscal accounts, the government continued to present a robust primary surplus (3.0% of GDP in the 12-month period through May), even with the reduction of tax burden on some sectors, a measure aimed at stimulating the economic activity. This performance allowed the net public sector debt to remain on its declining trend, reaching 35.0% of GDP in May. The good performance of the fiscal accounts, combined with the low external vulnerability, maintain Brazil in good condition to navigate the current international turbulence, and lends support to the prospect of continued (albeit temporarily more modest) economic growth.

Performance

1. Net Income

The Banco Santander presented the period ended June 30, 2012 with consolidated net income of R$1,412 million, compared to R$1,824 million in the same period of 2011. Excluding amortization expense of goodwill of R$1,818 million and R$1,552 million, in the periods ended in June 30, 2012 and 2011, the net income in the period is R$3,230 million and R$3,376 million respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, grew 33.7% in 2012 compared to the same period in 2011.

The allowance for loan losses, net of revenues with recoveries of credits charged-off in the period ended June 30, 2012 is R$6,899 million and R$4,692 million in the same period of 2011, on-years, the expense increased 47.0%. Provisions for loan losses represents 6.7% of the loan portfolio in June 2012, compared to 6.1% in June 2011.

The delinquency ratio nonperforming loans more than 90 days reached 4.9% of the loan portfolio, showing an increase of 0.6p.p. compared to June 2011 and 0.4p.p. when compared to the previous quarter.

The total expenses including personnel costs, other administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 10.6% in 2012 compared with 2011, while personnel expenses increased 14.1% and other administrative expenses increased 13.0% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$435,349 million at June 30, 2012, compared to R$424,656 million at June 2011, a growth of 2.5%.

In June 2012 total assets are represented primarily by: R$205,632 million by the loan portfolio, R$69,712 million by the securities and derivative financial instruments, primarily by federal securities and R$29,251 million by interbank and in June 2011, these amounts corresponded to R$175,837 million, R$104,642 million and R$22,896 million respectively.

In the June 30, 2012, Banco Santander has a total of R$993 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity.

Loan Portfolio

Management of Credit Opened by Segment	Jun/12	Jun/11	Var.	Mar/12	Var.
(R$ Million)			Jun/12xJun/11		Jun/12xMar/12

Individuals	68,831	60,434	13.9%	66,526	3.5%
Consumer Finance (Vehicles and Other Assets)	36,682	30,785	19.2%	36,402	0.8%
Small and Medium-sized Entities	33,603	27,204	23.5%	33,083	1.6%
Large-sized Entity	66,516	57,413	15.9%	63,323	5.0%
Total	205,632	175,837	16.9%	199,333	3.2%

In June 30, 2012, the loan portfolio reached R$205,632 million, an increase of 16.9% compared to June, 2011.

In the evolution on-years, the highlights was Consumer Finance and Small and Medium-sized Entities, with a growth of 19.2% and 23.5%, respectively.

Funding

Funding Customers	Jun/12	Jun/11	Var.	Mar/12	Var.
(R$ Million)			Jun/12xJun/11		Jun/12xMar/12

Demand Deposits	11,949	14,073	-15.1%	11,817	1.1%
Saving Deposits	24,763	30,299	-18.3%	23,922	3.5%
Time Deposits	82,051	75,021	9.4%	84,214	-2.6%
Debentures/LCI/LCA¹	40,533	38,848	4.3%	43,418	-6.6%
Treasury Bills	27,30	14,883	83.0%	25,805	5.5%
Total	186,526	173,126	7.7%	189,176	-1.4%

1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$186,526 million in June 30, 2012, an increase of 7.7% compared with June 2011.

The highlight was the on-years growth of 83.0% in Treasury Bills and 9.4% in Time deposits.

3.Stochholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$65,829 million in June 30, 2012, compared to R$64,684 million in June 2011.

The evolution of shareholders’ equity is due to income and the adjustment positive - securities and derivative financial instruments amounting to R$303 million, partially reduced by intermediate dividends of R$1,675 million and the interest on capital of R$970 million.

In 2012 was acquired 3,037,500 Units that stay in treasury. The accumulated balance of treasury shares on June 30, 2012 is 8,418,300 Units, amounting to R$132 million. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$15.65 and R$18.52. In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$36 million. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on June 30, 2012 was R$15.40 per Unit and US$7.75 per ADR.

Dividends and Interest on Capital

On June 30, 2012, were posted dividends of R$900 million, interim dividends of R$490 million based on reserve for dividend equalization and interim dividends of R$410 million based on retained earnings.

Interest on capital of R$570 million, wich R$400 million on March 31 and R$170 million at June 30, 2012. The amount of interest on capital and interim dividends will be fully attributed to mandatory dividends for fiscal year 2012 and will be paid from August 29, 2012 without any compensation to the title of restatement.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in aconsolidated manner and reached 21.9%, disregarding the effect of goodwill, as determined by the international rule, the index is 18.2%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website http://www.santander.com.br/ri.

Recent Events

Acquisition of Santander Spain's Credit Portfolio

In the second quarter of 2012 the Banco Santander, through its full subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. Such operations were concluded, according to the Bank’s Policy for Related–Party Transactions, including the approval of the Board of Directors.

• Strategy

As part of the strategy of becoming the best and most efficient universal Bank in Brazil, several improvements were made, as:

• improvement of credit analysis processes, generating more agility and autonomy in the service network;

• simplifying documentation processes, thereby speeding up response to Mortgage Loans; and

• expansion of access channels to Santander Mobile.

All these initiatives are aligned with the new mission announced by the Bank: “To be our customers’ choice for being the simple and safe, efficient and profitable Bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust.” A few results are already positive – one example is that this quarter, Banco Santander did not figure among the three institutions with the most complaints - its best performance ever.

In order to ensure competitiveness, given the recent market dynamics, and in order to provide customers with an increasingly competitive product offering, Banco Santander announced a reduction in the interest rates on products such as financing the outstanding balances on credit cards, auto loans, and payroll loans, among others. The Bank also announced the extension of payment terms on mortgages to 35 years, thus becoming the first private Bank in the country to offer housing loans with this longer repayment term.

Banco Santander’s strategy is based on the following objectives:

• to be the best Bank in service quality, sustained by the operational efficiency of the technological platform;

• the focus on improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

• to intensify the relationship with customers in order to become the Bank of choice of our customers by 2013;

• to increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

• to take advantage of cross selling opportunities for products and services;

• to continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness; and

• to maintain its prudent risk management.

In Brazil, the Bank shares the best global practices that set its business model, which is based on 5 main pillars:

1) Customer oriented;
2) Global franchise;
3) Cost efficiency;
4) Prudent risk management; and
5) Solid balance sheet.

With a BIS Ratio of 21.9%, Banco Santander is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from its head office. These, among other factors, permitted Banco Santander to be considered the 11th most solid bank in the world and the 1st in Brazil by Bloomberg Markets Magazine.

• Main Subsidiaries

As of June 30, 2012, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$53,598 million, a lease and other credits portfolio of R$4,980 million, and stockholders' equity of R$10,428 million. Net income the period ended June 30, 2012 was R$429 million.

As of June 30, 2012, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reached R$45,185 million in total assets, R$26,161 million in lending operations and others credits, and R$1,169 million of stockholder´s equity. The loss for the period ended June 30, 2012 was R$53 million.

As of June 30, 2012, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$857 million and stockholders' equity of R$283 million. Net income in the period ended June 30, 2012 was R$37 million.

As of June 30, 2012, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$289 million. The stockholders' equity of R$212 million, and net income the period was R$29 million. The stockholders’ equity of investment funds reached Consolidated R$117,568 million.

• Rating Branches

Banco Santander is rated by international rating agencies and the marks awarded reflect its operational performance and quality of its management.

Agency Ratings	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Perspective)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (Perspective)	BBB (estable)	A-2	BBB (estable)	A-2	brAAA (estable)	brA-1
Moody’s (Perspective)	Local Currency Deposit		Foreign Currency Deposit		National
	Baa1 (estable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (estable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 13, 2011); Standard & Poor’s (November 29, 2011 and July 11, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

In the first half of 2012, the Bank improved its corporate governance system. The members of the Sustainability and Corporate Governance Committee began their activities, generating discussion and contributing to the sustainability and corporate governance models adopted by Banco Santander.

The Audit Committee met 32 times during the period, analyzing financial statements and internal control systems, in addition to other issues under its responsibility. On March 16, Celso Clemente Giacometti, Renê Luiz Grande and Sérgio Darcy da Silva Alves were reelected as members of the Audit Committee for a one-year term of office as of their re-election date. On June 27, Elidie Palma Bifano was elected to the Audit Committee, pending approval by the Brazilian Bacen.

The Compensation and Appointment Committee met four times in the first six months of the year to discuss matters under its jurisdiction, especially those related to the National Monetary Council Resolution 3.921 of November 25, 2010. In order to fully comply with said Resolution, the Bank has inserted the main attributes of this Committee into its Bylaws and amended its internal regulations, as approved by the Board of Directors’ Meeting of February 29. Eduardo Nunes Gianini was elected a new member of the Compensation Committee on March 23, 2012.

On April 25, the Bank held an Annual and Extraordinary Shareholders’ Meeting, in which its shareholders approved the financial statements and resolved on the allocation of net income, both for 2011; established the annual overall compensation of the Bank’s managers and Audit Committee members and approved the change in the term for the payment of dividends and/or interest on equity for fiscal year 2012; and approved the proposed amendment to the Bylaws to include the Executive Committee.

The Company’s Executive Committee is a decision-making body composed of the Chief Executive Officer, Senior Executive Vice Presidents and Executive Vice Presidents who meet on a weekly basis. This body increased the transparency of the Bank’s corporate governance structure, given that, thanks to the seniority of its members, it discusses and resolves on relevant issues related to the Company’s operating and strategic guidelines.

On June 18, the improvement of the Bank’s Code of Ethics was approved, with the inclusion of practices adopted by the Banco Santander, which were not included in institutional documents, including the updating of the Mission, Corporate Values and the content related to the Prevention of Money Laundering with the inclusion of Terrorism Financing.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client, together with the Santander Spain Group:

• to aprove the proposals and operations and limitations of clients and portfolio;

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

The Executive Vice-Presidency of Risk is divded into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and

• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. Santander Conglomerate uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;

• effective participation of senior management in decision-making;

• a consensus between the risk and business departments on decisions involving credit operations;

• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which are possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training of trading and credit areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

6. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls -SOX, are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and operational risk loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II (as regulated by the Central Bank), and Sarbanes-Oxley requirements. It is aligned with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the Requerided Regulatory Capital (PRE) ratio required for operational risk.

The review conducted on the effectiveness of internal controls of 2011 in companies of Banco Santander, to comply with Sarbanes-Oxley section 404 requirements, has been completed in March 2012, and no material issues were identified.

Additional information of management models, can be found at annual report, at: http://www.santander.com.br/ri.

• People

For Banco Santander to be the country’s best and most efficient Bank, its employees must be a part of it and work together in building its growth, seeking to maintain dialogue and focus on the development of people and respecting and taking care of their teams, who take care of their customers.

The belief that an satisfied individual is a satisfied professional, satisfied customers and generating sustainable results the Banco Santander and encourages invests more than 55 thousand professionals through vary programs.

Stand out:

• Engagement Program: put into practice actions capable to align the expectations of individuals with business objectives, thereby creating the conditions of reciprocity essential to achieve adequate performance needs of the Organization. To support this process, the Bank's development of Action Plans, held institutionally and per area, the Engagement Committee, in which representatives from all areas share best practices and exchange experiences about the subject, and conducting research, tool that highlights the contentment of individuals in the organization and guides the implementation of new initiatives;

• International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development;

• Internal Mobility Program: aimed at enhancement of professional organization, encouraging the development of their careers and disseminating to all employees and trainees opportunities for professional growth and internal mobility available in the Organization;

• Youth: the platform "Santander Caminhos e Escolhas" is an social network of career orientation, interactive and innovative, available to young people across the country at no cost to the user. On this platform, the young people could know and experience activities that provide better self-knowledge and understanding of the activities within a career guidance. For those that already chosen the financial market to work, the area provides better knowledge and understanding of the activities within a bank through experimentation activities areas, linking academic learning to practical;

• Development: addition to the various training programs for specific business activities, provide educational activities that contribute to the evolution of the individual and his career. The Banco Santander encourage all employees to develop self-leadership, and especially with the more senior group of leaders, the Bank aims to enable them to translate and express the mission of the Bank on a daily basis, seeking the engagement of the teams;

• Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions;

• Life Quality : a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program;

• Diversity: the program for the valorization of the Diversity of Banco Santander enables you to create a more dynamic, creative and open to innovation environment. It consists of a series of initiatives that promote respect and appreciation of differences. These initiatives are focused on processes of inclusion, development and management of people and we also have established relationships with all stakeholders;

• People Management: is collaboration as strategic direction ("do together"), supporting and encouraging business growth. These actions are aimed at all levels of management within the Organization and emphasize the use of tools, policies and practices at the Bank, for effective management of the lifecycle of the employee.

• Sustainability: the Bank performs the insertion of the sustainability issue in the main educational programs of the Organization, seeking to enhance the look of the individuals in the direction of seeing and acting on environmental impacts, social and economic decisions in their day by day. Aware the Bank's contribution to the financial health of employees and other stakeholders, Banco Santander concentrates efforts on the expansion of financial education through training programs for financial advisors, individual financial counseling sessions and the launch of the online course for personal financial management.

• Sustainable Development

Banco Santander participated at the United Nations Conference on Sustainable Development, which took place between the 13th and 22nd of June in Rio de Janeiro. Within the program of the event stands out, among other activities, the participation of Marcial Portela, CEO of the Bank, at the Opening Plenary of Business Day 2012 (Business Action for Sustainable Development - BASD), official event of the Group of Industries and Business of the United Nations. The Bank also sponsored the bus powered by hydrogen, an innovative technology that allows the vehicle to run without emissions pollutants, the debate on Mechanisms for the Enhancement of Biodiversity with Pavan Sukhdev, Indian economist and lead author of the study - The Economics of Ecosystems and Biodiversity – TEEB. In addition, Juan Hoyos, Vice President of Brand, Marketing, Communication and Strategy of the Bank, opened the plenary of the International Conference of Economists, organized by the International Society for Ecological Economics (ISEE).

In the second quarter of 2012, Banco Santander and BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa) formed a partnership to stimulate the carbon credits market in Brazil. Through the agreement, the institutions will jointly evaluate the development of products targeted to the Brazilian and international markets, and also develop studies to analyze the economic feasibility and suggest regulatory measures needed to launch these products. The initiative also provides the creation of a Market Maker Program (Market Maker) focused on the products resulting from the partnership. The agreement is to assist the construction of an environment that in the medium term, will provide standardization, transparency and liquidity to market participants.

Banco Santander was elected for the second consecutive year, the world's greenest Bank by Bloomberg Markets magazine. In all, 48 financial institutions from 19 countries - all with capitalization greater than $10 billion - were analyzed for their finance and investment in clean energy and reducing the environmental impact of its facilities.

Projeto Escola Brasil (PEB, in Portuguese) was the winner of the 2012 Social Innovation Awards in the category Human Resources - Best strategy of employee engagement. The award is coordinated by the Network Justmeans – a global platform for business and sustainable practices and recognizes companies that drive innovation, environmental responsibility and the integration of sustainability into business strategies.

• Corporate Restructuring

In the last years have been implemented the following corporate restructurings, representing steps in the process of consolidation of Banco Santander's investment in the country and streamlining of its organizational and operational structure:

a) Constitution Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process for the foreing subsidiary before the regulatory bodies (Bacen, Ministerio de Economia y Hacienda of Spain and Banco de Espanã) was completed on March 28, 2012. The payment the share capital of the subsidiary, was held in the amount of €748 million.

b) Sale Process of Zurich Santander Brasil Seguros e Previdência S.A. (New corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (SUSEP) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander (Brasil) S.A. of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A., to be approved by SUSEP) for (i) Zurich Santander Insurance America, SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander S.A. (Banco Santander Spain), and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and (ii) Banco Santander to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741 million (received in October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24.507 million, main represented by R$21,551 million of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The Zurich Santander Brasil Seguros e Previdência S.A. liabilities amounts R$22,349 million, main represented by R$21,279 million of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$649 million, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander will receive a payment equivalent received before the operation.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

c) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A. separated part for Sancap Investimentos e Participações S.A

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$512 million and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by SUSEP on August 9, 2011.

d) Others.

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil), on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) by Santander Participações S.A. (Santander Participações, current name of Santander Advisory Services S.A.), on August 31, 2011, and that the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities) capital; and

• Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, of Agropecuária Tapirapé S.A. (Tapirapé). Which was approved in the Extraordinary General Meeting held on August 31, 2010, and merger of Agropecuaria Tapirapé by Santander Brasil Advisory Services S.A. (Santander Brasil Advisory, the current name is Santander CHP S.A.) on February 28, 2011.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that the period ended June 30, 2012, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, other professional services of any kind, not classified as independent auditing services.

São Paulo, July 25, 2012

The Board of Directors
The Executive

(Adopted at the Meeting of the Board of 07/25/2012).

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (“Bank”) and subsidiaries (“Consolidated”), consisting of the balance sheet as of June 30, 2012 and the related statements of income, changes in stockholders’ equity and cash flows for the six-month period then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the financial statements

The Bank’s management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

“Deloitte” refere-se à sociedade limitada estabelecida no Reino Unido “Deloitte Touche Tohmatsu Limited” e sua rede de firmas-membro, cada qual constituindo uma pessoa jurídica independente. Acesse www.deloitte.com/about para uma descrição detalhada da estrutura jurídica da Deloitte Touche Tohmatsu Limited e de suas firmas-membro.

© Deloitte Touche Tohmatsu. Todos os direitos reservados.

Deloitte Touche Tohmatsu

Opinion

In our opinion, the financial statements referred present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of June 30, 2012, and the results of their operations and their cash flows for the six-month period then ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN.

Other matters

Statements of value added

We have also examined the statements of value added (Bank and consolidated) for the year ended June 30, 2012, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2012

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Current Assets		249,856,437	220,285,743	242,106,764	247,823,396
Cash	4	4,760,716	4,224,926	4,849,165	4,231,340
Interbank Investments	5	53,504,737	33,891,207	27,102,345	21,796,462
Money Market Investments		17,199,730	16,405,907	17,299,787	16,405,981
Interbank Deposits		31,383,666	14,767,333	3,212,545	2,672,514
Foreign Currency Investments		4,921,341	2,717,967	6,590,013	2,717,967
Securities and Derivative Financial
Instruments	6	29,654,160	38,195,739	29,437,576	57,501,466
Own Portfolio		9,333,361	13,462,069	9,204,140	14,728,887
Subject to Repurchase Commitments		17,050,150	14,393,542	15,784,263	11,169,505
Derivative Financial Instruments		2,063,155	2,050,968	2,061,025	2,034,151
Linked to Central Bank of Brazil		405,604	5,999,690	405,604	5,999,690
Linked to Guarantees		801,890	2,289,470	1,982,544	23,569,233
Interbank Accounts	7	40,490,545	43,453,304	40,705,396	46,074,785
Payments and Receipts Pending Settlement		1,454,869	1,758,262	1,454,869	1,758,262
Restricted Deposits:		39,010,098	41,667,893	39,224,949	44,289,374
Central Bank of Brazil		39,009,265	41,667,253	39,224,116	44,288,734
National Housing System		833	640	833	640
Correspondents		25,578	27,149	25,578	27,149
Interbranch Accounts		2,066	20,447	2,066	20,447
Third Party Funds in Transit		-	106	-	106
Internal Transfers of Funds		2,066	20,341	2,066	20,341
Lending Operations	8	54,283,617	54,043,627	65,685,326	62,810,475
Public Sector		53,919	48,492	53,919	48,492
Private Sector		56,008,200	55,544,162	67,817,760	64,551,156
(Allowance for Loan Losses)	8.f	(1,778,502)	(1,549,027)	(2,186,353)	(1,789,173)
Leasing Operations	8	75,944	128,070	3,440,291	4,313,781
Public Sector		-	-	2,811	3,352
Private Sector		81,250	136,406	3,576,480	4,510,104
(Allowance for Doubtful Lease Receivables)	8.f	(5,306)	(8,336)	(139,000)	(199,675)
Other Receivables		66,653,441	46,078,964	70,327,947	49,841,037
Credits for Guarantees Honored		704	-	704	-
Foreign Exchange Portfolio	9	38,727,984	27,078,197	38,727,984	27,078,197
Income Receivable		382,965	353,752	411,888	368,207
Trading Account	10	2,420,393	630,079	2,720,482	812,075
Tax Credits	11	6,351,285	5,313,280	7,557,611	6,359,737
Others	12	18,870,594	12,838,955	21,042,757	15,389,071
(Allowance for Losses on Other Receivables)	8.f	(100,484)	(135,299)	(133,479)	(166,250)
Other Assets		431,211	249,459	556,652	1,233,603
Non - Current Assets Held for Sale		111,102	-	111,102	-
Other Assets		87,534	106,865	90,677	113,492
(Allowance for Valuation)		(77,377)	(97,181)	(80,442)	(103,646)
Prepaid Expenses		309,952	239,775	435,315	1,223,757

			Bank		Consolidated
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Long-Term Assets		191,949,925	170,238,976	169,388,878	150,318,639
Interbank Investments	5	17,823,712	12,586,333	2,148,209	1,099,346
Interbank Deposits		17,423,546	12,277,320	1,748,043	790,333
Foreign Currency Investments		400,366	309,213	400,366	309,213
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial
Instrument	6	71,454,311	74,021,049	40,274,885	47,140,152
Own Portfolio		13,679,107	11,854,516	9,511,411	10,763,962
Subject to Resale Commitments		45,713,311	52,932,362	17,793,671	25,064,420
Derivative Financial Instruments		3,191,094	3,236,964	3,212,164	3,235,342
Linked to Central Bank of Brazil		1,283,990	1,324,384	1,283,990	1,340,203
Privatization Certificates		2,452	2,036	2,452	2,036
Linked to Guarantees		7,584,357	4,670,787	8,471,197	6,734,189
Interbank Accounts	7	204,828	191,547	204,828	191,547
Restricted Deposits:		204,828	191,547	204,828	191,547
National Housing System		204,828	191,547	204,828	191,547
Lending Operations	8	85,670,329	70,139,413	102,431,740	80,809,337
Public Sector		89,402	124,338	89,402	124,338
Private Sector		95,505,556	77,584,570	113,026,242	88,695,620
(Allowance for Loan Losses)	8.f	(9,924,629)	(7,569,495)	(10,683,904)	(8,010,621)
Leasing Operations	8	22,752	109,740	2,878,493	4,255,866
Public Sector		-	-	4,341	5,975
Private Sector		27,579	122,093	3,057,765	4,563,993
(Allowance for Doubtful Lease Receivables)	8.f	(4,827)	(12,353)	(183,613)	(314,102)
Other Receivables		16,482,537	13,115,686	20,446,471	16,527,016
Receivables for Guarantees Honored		74,071	1,705	74,071	1,705
Foreign Exchange Portfolio	9	218,518	301,763	218,518	301,763
Income Receivable		90,209	52,875	90,209	52,875
Tax Credits	11	7,797,306	6,061,455	9,390,705	7,724,277
Others	12	8,632,775	6,988,210	11,084,457	8,780,395
(Allowance for Losses on Other Receivables)	8.f	(330,342)	(290,322)	(411,489)	(333,999)
Other Assets		291,456	75,208	1,004,252	295,375
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		285,160	68,912	997,956	289,079

Permanent Assets		41,029,162	42,651,690	23,853,047	26,514,285
Investments		17,450,499	17,204,673	38,319	66,628
Investments in Affiliates and Subsidiaries:	14	17,435,080	17,173,869	22,321	25,383
Domestic		15,518,960	17,088,062	22,321	25,383
Foreign		1,916,120	85,807	-	-
Other Investments		47,270	71,235	52,458	78,955
(Allowance for Losses)		(31,851)	(40,431)	(36,460)	(37,710)
Fixed Assets	15	5,007,392	4,458,452	5,040,700	4,490,084
Real Estate		2,135,430	2,138,728	2,137,572	2,142,963
Others		7,010,842	5,870,855	7,080,645	5,933,061
(Accumulated Depreciation)		(4,138,880)	(3,551,131)	(4,177,517)	(3,585,940)
Intangibles	16	18,571,271	20,988,565	18,774,028	21,957,573
Goodwill		26,012,090	26,892,976	26,175,004	28,013,187
Intangible Assets		6,783,697	5,898,044	6,882,983	6,039,707
(Accumulated Amortization)		(14,224,516)	(11,802,455)	(14,283,959)	(12,095,321)
Total Assets		482,835,524	433,176,409	435,348,689	424,656,320

			Bank		Consolidated
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Current Liabilities		282,448,638	226,538,285	248,202,830	230,010,189
Deposits	17.a	107,269,306	88,451,711	75,200,768	68,831,045
Demand Deposits		12,122,202	14,304,905	11,949,002	14,073,386
Savings Deposits		24,762,831	30,299,045	24,762,831	30,299,045
Interbank Deposits		33,869,357	21,109,024	1,974,888	1,632,850
Time Deposits		36,514,916	22,738,737	36,514,047	22,825,764
Money Market Funding	17.b	56,566,772	57,179,382	48,459,021	54,811,991
Own Portfolio		40,527,946	46,895,370	33,438,888	44,527,979
Third Parties		9,770,446	361,497	8,751,753	361,497
Linked to Trading Portfolio Operations		6,268,380	9,922,515	6,268,380	9,922,515
Funds from Acceptance and Issuance of
Securities	17.c	27,367,170	10,869,851	28,237,546	11,106,299
Exchange Acceptances		-	-	697,252	234,262
Resources of Debentures		-	-	169,677	-
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		26,653,901	9,467,828	26,657,348	9,470,014
Securities Issued Abroad		713,269	1,402,023	713,269	1,402,023
Interbank Accounts	7	1,405,690	1,653,433	1,405,690	1,653,433
Receipts and Payments Pending Settlement		1,395,879	1,642,351	1,395,879	1,642,351
Correspondents		9,811	11,082	9,811	11,082
Interbranch Accounts		1,091,031	1,489,545	1,091,031	1,489,545
Third-Party Funds in Transit		1,089,606	1,487,473	1,089,606	1,487,473
Internal Transfers of Funds		1,425	2,072	1,425	2,072
Borrowings	17.e	13,167,489	11,396,299	13,167,489	11,396,299
Local Borrowings - Other Institutions		49,863	-	49,863	-
Foreign Borrowings		13,117,626	11,396,299	13,117,626	11,396,299
Domestic Onlendings - Official Institutions	17.e	3,581,982	4,349,489	3,581,982	4,349,489
National Treasury		251	35,849	251	35,849
National Economic and Social Development
Bank (BNDES)		2,757,968	2,223,008	2,757,968	2,223,008
Federal Savings and Loan Bank (CEF)		49,923	20,454	49,923	20,454
National Equipment Financing Authority (FINAME)		690,970	2,032,443	690,970	2,032,443
Other Institutions		82,870	37,735	82,870	37,735
Foreign Onlendings	17.e	363,480	606,215	363,480	606,215
Foreign Onlendings		363,480	606,215	363,480	606,215
Derivative Financial Instruments	6	2,354,358	2,014,088	2,364,115	2,010,637
Derivative Financial Instruments		2,354,358	2,014,088	2,364,115	2,010,637
Other Payables		69,281,360	48,528,272	74,331,708	73,755,236
Collected Taxes and Other		1,160,917	1,421,317	1,168,845	1,434,312
Foreign Exchange Portfolio	9	36,729,965	25,042,481	36,729,965	25,042,481
Social and Statutory		1,673,673	2,143,056	1,695,058	2,152,036
Tax and Social Security	18	8,259,325	7,072,996	10,861,878	9,426,098
Trading Account	10	1,356,627	606,110	1,664,835	789,570
Subordinated Debt	19	3,068,186	-	3,068,186	-
Others	20	17,032,667	12,242,312	19,142,941	34,910,739

			Bank		Consolidated
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Long-Term Liabilities		134,321,733	141,745,025	120,527,453	129,247,895
Deposits	17.a	63,859,397	69,038,336	46,618,499	52,845,854
Interbank Deposits		18,321,824	16,842,677	1,081,332	650,202
Time Deposits		45,537,573	52,195,659	45,537,167	52,195,652
Money Market Funding	17.b	21,812,342	20,219,711	21,186,585	20,000,535
Own Portfolio		21,812,342	20,219,711	21,186,585	20,000,535
Funds from Acceptance and Issuance of Securities	17.c	21,955,164	21,723,977	23,392,200	22,296,353
Exchange Acceptances		-	-	586,814	565,862
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		11,423,054	14,576,186	12,273,276	14,582,700
Securities Issued Abroad		10,532,110	7,147,791	10,532,110	7,147,791
Borrowings	17.e	1,475,817	1,982,765	1,475,817	1,982,765
Local Borrowings - Other Institutions		96,869	-	96,869	-
Foreign Borrowings		1,378,948	1,982,765	1,378,948	1,982,765
Domestic Onlendings - Official Institutions	17.e	6,189,666	6,911,377	6,189,666	6,911,377
National Treasury		940	1,149	940	1,149
National Economic and Social Development
Bank (BNDES)		2,686,865	4,099,757	2,686,865	4,099,757
Federal Savings and Loan Bank (CEF)		1,254	1,367	1,254	1,367
National Equipment Financing Authority (FINAME)		3,498,416	2,806,108	3,498,416	2,806,108
Other Institutions		2,191	2,996	2,191	2,996
Foreign Onlendings	17.e	32,383	384,130	32,383	384,130
Foreign Onlendings		32,383	384,130	32,383	384,130
Derivative Financial Instruments	6	3,086,960	3,166,638	3,100,313	3,166,638
Derivative Financial Instruments		3,086,960	3,166,638	3,100,313	3,166,638
Other Payables		15,910,004	18,318,091	18,531,990	21,660,243
Foreign Exchange Portfolio	9	50,647	222,576	50,647	222,576
Tax and Social Security	18	3,602,938	2,944,100	5,919,414	5,625,954
Subordinated Debts	19	8,385,420	10,276,291	8,385,420	10,276,291
Others	20	3,870,999	4,875,124	4,176,509	5,535,422

Deferred Income		218,481	193,348	218,481	193,348
Deferred Income		218,481	193,348	218,481	193,348

Minority Interest		-	-	570,576	520,438

Stockholders' Equity	22	65,846,672	64,699,751	65,829,349	64,684,450
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		584,413	529,136	585,591	529,136
Profit Reserves		1,561,055	1,053,687	1,561,055	1,053,687
Adjustment to Fair Value		1,040,541	288,727	1,009,025	252,487
Accumulated Profits		-	-	13,015	20,939
(-) Treasury Shares		(167,538)	-	(167,538)	-
Total Liabilities		482,835,524	433,176,409	435,348,689	424,656,320

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF INCOME
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidaded
		January 1 to	January 1 to	January 1 to	January 1 to
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Financial Income		29,251,765	24,928,996	29,393,725	26,125,281
Lending Operations		18,726,971	13,653,786	21,528,703	15,678,596
Leasing Operations		11,685	21,182	599,383	868,574
Securities Transactions	6.a	8,567,132	7,854,791	5,320,101	6,049,384
Derivatives Transactions		(571,998)	1,189,941	(581,917)	1,184,277
Foreign Exchange Operations		740,965	353,584	740,965	353,583
Operations of Sale or Transfer of Financial Assets		8,393	-	8,393	-
Compulsory Investments		1,768,617	1,855,712	1,778,097	1,990,867

Financial Expenses		(22,173,019)	(17,011,160)	(21,037,578)	(16,711,820)
Funding Operations	17.d	(14,284,224)	(12,393,050)	(12,105,608)	(11,309,098)
Borrowings and Onlendings Operations		(1,148,888)	314,934	(1,149,171)	313,786
Allowance for Loan Losses	8.f	(6,739,907)	(4,933,044)	(7,782,799)	(5,716,508)

Gross Profit From Financial Operations		7,078,746	7,917,836	8,356,147	9,413,461

Other Operating (Expenses) Income		(6,367,763)	(5,439,907)	(7,298,773)	(6,485,637)
Income from Services Rendered	25	3,062,190	3,078,487	3,320,533	3,238,178
Income from Banking Fees	25	1,194,884	899,182	1,522,615	1,137,622
Personnel Expenses	26	(2,863,959)	(2,534,240)	(3,029,160)	(2,654,060)
Other Administrative Expenses	27	(5,731,805)	(5,081,192)	(5,902,106)	(5,224,040)
Tax Expenses	28	(1,244,329)	(1,251,142)	(1,464,387)	(1,486,949)
Investments in Affiliates and Subsidiaries	14	724,260	810,275	731	1,573
Other Operating Income	29	971,923	870,771	1,072,835	993,681
Other Operating Expenses	30	(2,480,927)	(2,232,048)	(2,819,834)	(2,491,642)

Operating Income		710,983	2,477,929	1,057,374	2,927,824

Nonoperating Income	31	17,028	76,085	35,109	168,596

Income Before Taxes on Income and Profit Sharing		728,011	2,554,014	1,092,483	3,096,420

Income Tax and Social Contribution	32	1,205,265	(148,992)	941,596	(616,940)
Provision for Income Tax		(123,812)	(413,180)	(404,384)	(743,086)
Provision for Social Contribution Tax		(70,534)	(281,478)	(287,592)	(511,538)
Deferred Tax Credits		1,399,611	545,666	1,633,572	637,684

Profit Sharing		(534,118)	(587,485)	(573,513)	(620,781)

Minority Interest		-	-	(49,040)	(34,414)

Net Income		1,399,158	1,817,537	1,411,526	1,824,285

Number of Shares (Thousands)	22.a	397,978,241	399,044,117
Net Income per Thousand Shares (R$)		3.52	4.55

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
	Note	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Position Own	Affiliates and Subsidiaries	Retained Earnings	(-)Treasury Shares	Total

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985

Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(57,057)	62,286	-	-	5,229
Dividends based on Reserve of Dividend
Equalization	23.b	-	-	-	(273,840)	-	-	-	-	(273,840)
Net Income		-	-	-	-	-	-	1,817,537	-	1,817,537
Allocations:
Legal Reserve		-	-	90,877	-	-	-	(90,877)	-	-
Dividends	22.b	-	-	-	-	-	-	(576,160)	-	(576,160)
Interest on Capital	22.b	-	-	-	-	-	-	(1,150,000)	-	(1,150,000)
Reserve of Dividend Equalization	22.c	-	-	-	500	-	-	(500)	-	-
Balances as of June 30, 2011		62,828,201	529,136	1,053,187	500	223,878	64,849	-	-	64,699,751

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	(112,768)	65,613,700
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(54,770)	(54,770)
Result of Treasury Shares	22.d	-	(51)	-	-	-	-	-	-	(51)
Reservations for Share-Based Payment	33.c	-	55,315	-	-	-	-	-	-	55,315
Adjustment to Fair Value - Securities and
Derivative Financial Instruments	22.b	-	-	-	-	278,264	25,056	-	-	303,320
Dividends Based on Reserve for Dividend
Equalization	23.b	-	-	-	(490,000)	-	-	-	-	(490,000)
Net Income		-	-	-	-	-	-	1,399,158	-	1,399,158
Allocations:
Legal Reserve		-	-	69,958	-	-	-	(69,958)	-	-
Dividends	22.b	-	-	-	-	-	-	(410,000)	-	(410,000)
Interest on Capital	22.b	-	-	-	-	-	-	(570,000)	-	(570,000)
Reserve for Dividend Equalization	22.c	-	-	-	349,200	-	-	(349,200)	-	-
Balances as of June 30, 2012		62,828,201	584,413	1,210,805	350,250	997,376	43,165	-	(167,538)	65,846,672

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
		January 1 to	January 1 to	January 1 to	January 1 to
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operational Activities
Net Income		1,399,158	1,817,537	1,411,526	1,824,285
Adjustment to Net Income		9,089,535	7,755,342	10,818,265	9,437,736
Allowance for Loan Losses	8.f	6,739,907	4,933,044	7,782,799	5,716,508
Provision for Legal Proceedings, Administrative and Other		1,765,228	2,046,111	2,163,385	2,350,454
Deferred Tax Credits		(1,166,253)	(535,260)	(1,702,389)	(714,738)
Equity in Affiliates and Subsidiaries	14	(724,260)	(810,275)	(731)	(1,573)
Depreciation and Amortization	27	2,607,151	2,177,396	2,615,520	2,184,379
Recognition (Reversal) Allowance for Losses on Other	31	(10,070)	(1,245)	(10,581)	3,529
Result on Sale of Other Assets	31	(1,295)	(5,315)	(2,410)	(5,642)
Result on Impairment of Assets	29&30	(234)	1,425	(234)	1,425
Result on Sale of Investments	31	(13,454)	(55,878)	(23,296)	(100,704)
Others		(107,185)	5,339	(3,798)	4,098
Changes on Assets and Liabilities		(10,374,896)	(23,327,449)	(10,204,583)	(21,670,986)
Decrease (Increase) in Interbank Investments		(4,338,098)	(6,084,223)	4,044,833	(2,811,795)

Decrease (Increase) in Securities and Derivative
Financial Instruments		4,588,106	(15,732,269)	6,260,037	(14,344,561)
Decrease (Increase) in Lending and Leasing Operations		(10,679,038)	(11,703,539)	(13,225,306)	(13,670,533)
Decrease (Increase) in Deposits on Central Bank of Brazil		5,775,277	(2,700,262)	5,804,924	(2,887,647)
Decrease (Increase) in Other Receivables		(9,292,342)	(8,487,140)	(10,292,431)	(9,232,810)
Decrease (Increase) in Other Assets		(213,080)	52,376	(376,198)	(423,652)
Net Change on Other Interbank and Interbranch Accounts		(983,149)	(1,019,465)	(983,149)	(1,019,443)
Increase (Decrease) in Deposits		1,750,800	4,970,697	21,670	4,197,775
Increase (Decrease) in Money Market Funding		(2,517,002)	9,284,245	(8,389,967)	9,034,796
Increase (Decrease) in Borrowings and Onlendings		(1,309,106)	(811,968)	(1,309,106)	(811,968)
Increase (Decrease) in Other Liabilities		7,595,153	9,627,333	9,652,327	10,935,822
Increase (Decrease) in Technical Provision for Insurance,
Pension Plan and Capitalization Operations		-	-	-	829,966
Increase (Decrease) in Change in Deferred Income		11,190	15,198	11,190	15,176
Tax Paid		(763,607)	(738,432)	(1,423,407)	(1,482,112)
Net Cash Provided by (Used in) Operational Activities		113,797	(13,754,570)	2,025,208	(10,408,965)
Investing Activities
Acquisition of Investment		(2,148,368)	(5,057)	(2,889)	(5,105)
Acquisition of Fixed Assets		(421,192)	(399,035)	(425,180)	(409,710)
Acquisition of Intangible Assets		(480,207)	(407,707)	(499,683)	(416,932)
Net Cash Received on Sale/Reduction of Investments		44,475	175,043	55,297	226,480
Proceeds from Assets not in Use		12,181	13,825	14,206	16,271
Proceeds from Property for Own Use		4,697	16,133	4,792	17,275
Dividends and Interest on Capital Received		1,563,780	3,386,737	6,141	498
Net Cash Provided by (Used in) Investing Activities		(1,424,634)	2,779,939	(847,316)	(571,223)
Financing Activities
Acquisition of Own Share	22.d	(54,770)	-	(54,770)	-
Long-Term Emissions		15,810,493	17,946,308	15,891,017	17,946,308
Long-Term Payments		(7,695,823)	(5,992,483)	(7,695,823)	(5,992,483)
Dividends and Interest on Capital Paid		(1,118,784)	(2,094,811)	(1,149,564)	(2,126,664)
Increase (Decrease) on Minority Interest		-	-	19,881	34,273
Net Cash Provided by (Used in) Financing Activities		6,941,116	9,859,014	7,010,741	9,861,434
Net Increase (Decrease) in Cash and Cash Equivalents		5,630,279	(1,115,617)	8,188,633	(1,118,754)
Cash and Cash Equivalents at the Beginning of Pe	4	9,903,096	9,499,413	9,390,878	9,508,964
Cash and Cash Equivalents at the End of Period	4	15,533,375	8,383,796	17,579,511	8,390,210

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank			Consolidated
		January 1 to		January 1 to		January 1 to		January 1 to
	Note	June 30, 2012		June 30, 2011		June 30, 2012		June 30, 2011

Financial Income		29,251,765		24,928,996		29,393,725		26,125,281
Income from Services Rendered and Banking Fees	25	4,257,074		3,977,669		4,843,148		4,375,800
Allowance for Loans Losses	8.f	(6,739,907)		(4,933,044)		(7,782,799)		(5,716,508)
Other Income and Expenses		(1,492,210)		(1,283,767)		(1,712,124)		(1,327,940)
Financial Expenses		(15,433,112)		(12,078,116)		(13,254,779)		(10,995,312)
Third-party Input		(2,827,070)		(2,644,707)		(2,987,542)		(2,776,280)
Materials, Energy and Others		(145,916)		(128,289)		(146,955)		(130,007)
Third-Party Services	27	(923,114)		(857,509)		(1,020,024)		(926,655)
Impairment of Assets	29&30	234		(1,425)		234		(1,425)
Others		(1,758,274)		(1,657,484)		(1,820,797)		(1,718,193)
Gross Added Value		7,016,540		7,967,031		8,499,629		9,685,041
Retentions
Depreciation and Amortization	27	(2,607,151)		(2,177,396)		(2,615,520)		(2,184,379)
Added Value Produced Net		4,409,389		5,789,635		5,884,109		7,500,662
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	724,260		810,275		731		1,573
Added Value to Distribute		5,133,649		6,599,910		5,884,840		7,502,235
Added Value Distribution
Employee		3,001,021	58.5%	2,751,502	41.7%	3,183,373	54.1%	2,886,433	38.5%
Compensation	26	1,664,464		1,433,607		1,763,801		1,501,442
Benefits	26	508,168		456,641		537,441		479,214
Government Severance Indemnity Funds for Employees - FGTS		155,118		148,822		166,051		157,213
Others		673,271		712,432		716,080		748,564
Taxes		436,120	8.5%	1,770,357	26.8%	942,091	16.0%	2,492,297	33.2%
Federal		258,026		1,566,469		726,366		2,259,939
State		313		465		461		583
Municipal		177,781		203,423		215,264		231,775
Compensation of Third-Party Capital - Rental	27	297,350	5.8%	260,514	4.0%	298,810	5.1%	264,806	3.5%
Remuneration of Interest on Capital		1,399,158	27.2%	1,817,537	27.5%	1,460,566	24.8%	1,858,699	24.8%
Dividends		410,000		576,160		410,000		576,160
Interest on Capital	22.b	570,000		1,150,000		570,000		1,150,000
Profit Reinvestment	22.b	419,158		91,377		431,526		98,125
Participation Results of Minority of Shareholders		-		-		49,040		34,414
Total		5,133,649	100.0%	6,599,910	100.0%	5,884,840	100.0%	7,502,235	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, foreign exchange, investment, lending and financing, mortgage lending, leasing, creditcard operations, through its subsidiaries. The bank also operates in the capitalization, leasing, asset management, buying club management and securities, insurance brokerage operations and pension plan. The bank's activities are conducted within the context of a group of financial institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 14 have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Securities and Exchange Commission (CVM), wich do not conflict with the rules issued by Bacen.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations haves been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2012 were be disclosed simultaneously, at the website www.santander.com.br\ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and axchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities;

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I ("trading") and III ("held-to-maturity"). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivatives designated as hedge can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actual receipt.

Normally, the Bank written off loans when they have more than 360 days late. In the case of loans for long-term (over 3 years) are written off when they complete 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not exhausted all the procedures for collection.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will become their results recognized by the remaining terms of operations, and financial assets subject of the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, whether the retention or not of risk.

Allowances for loan losses are recognized based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles -20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical provisions for capitalization are recognized in accordance with the criteria below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date;

• The provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet was made in which the bonds will participate;

• The provision for drawings is recognized for bonds drawn but not yet was paid; and

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like other obligations - others -employee benefit plans.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 33.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as other liabilities - others - employee benefit plans.

An actuarial asset is recognized in the balance sheet as other receivables - others, if the net amount represents an asset. This situation applies: (i) excess funds represent future economic benefits in the form of return of funds to the sponsor or reduction in future contributions, as the conditions laid down in Council Resolution of Pension Funds Management (CGPC) 26/2008, and (ii) resulting from any actuarial losses and past service costs accrued,net and unrecognized which will be offset in the long-term.

Plan assets are defined as those who will be directly used to settle obligations and that: (i) are sponsored property, and (ii) may only be used to pay or finance post-employment benefits and can not be returned sponsoring entities, unless there is an excess of resources as conditions at CGPC Resolution 26/2008.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses the corridor method and recognizes in the income the net amount of the cumulative actuarial gains and/or losses which exceeds the higher amount between 10% of the present value of the obligations or 10% of the fair value of the plan assets.

The past service cost, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the income over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - pension plans and personnel costs.

The defined benefit plans are recorded based on actuarial study, conducted annually by external advisory body at the end of each fiscal year to be effective for the subsequent period.

m) Share-based Compensation

Settlement in Action

Related for options to purchase shares of Banco Santander promoting a commitment of executives to the long-term results. The amount of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the probable quantity of options to be granted and register the fair value on personnel expenses in return against the "stockholders' equity - reserves for share-based payment" during the period of validity of each cycle.

Settlement in Cash

At the beginning of the plan, an estimate is made of the probable quantity of "hypothetical" share that will be received by executives. It determined the fair value of "hypothetical" shares and recorded throughout the duration of each cycle a provision in other liabilities against the personnel expense.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.i).

Contingent assets are not accounting recognized, except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses.Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, the corresponding deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. Deferred income is allocated to profit or loss according to the effectiveness of the underluing contracts.

4. Cash and Cash Equivalents

				Bank
	June 30, 2012	December 31, 2011	June 30, 2011	December 31, 2010
Cash	4,760,716	4,458,365	4,224,926	4,375,077
Interbank Investments	10,772,659	5,444,731	4,158,870	5,124,336
Money Market Investments	5,642,285	1,377,537	1,051,181	767,162
Interbank Deposits	210,077	1,115,424	389,722	78,842
Foreign Currency Investments	4,920,297	2,951,770	2,717,967	4,278,332
Total	15,533,375	9,903,096	8,383,796	9,499,413

				Consolidated
	June 30, 2012	December 31, 2011	June 30, 2011	December 31, 2010
Cash	4,849,165	4,470,858	4,231,340	4,376,128
Interbank Investments	12,730,346	4,920,020	4,158,870	5,132,836
Money Market Investments	5,742,284	1,377,537	1,051,181	767,162
Interbank Deposits	399,093	590,713	389,722	87,342
Foreign Currency Investments	6,588,969	2,951,770	2,717,967	4,278,332
Total	17,579,511	9,390,878	8,390,210	9,508,964

5. Interbank Investments

					Bank
				June 30, 2012	June 30, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	11,012,505	6,187,225	-	17,199,730	16,405,907
Own Portfolio	1,642,447	665,611	-	2,308,058	6,245,072
Treasury Bills - LFT	8,186	-	-	8,186	103,138
National Treasury Bills - LTN	788,413	122,993	-	911,406	1,162,218
National Treasury Notes - NTN	845,848	542,618	-	1,388,466	4,979,716
Third-party Portfolio	5,568,573	3,397,371	-	8,965,944	361,498
Treasury Bills - LFT	470,113	-	-	470,113	99,999
National Treasury Bills - LTN	3,517,053	163	-	3,517,216	261,499
National Treasury Notes - NTN	1,581,407	3,397,208	-	4,978,615	-
Sold Position	3,801,485	2,124,243	-	5,925,728	9,799,337
National Treasury Bills - LTN	1,587,473	78,461	-	1,665,934	2,067,869
National Treasury Notes - NTN	2,214,012	2,045,782	-	4,259,794	7,731,468
Interbank Deposits	4,993,667	26,389,999	17,423,546	48,807,212	27,044,653
Foreign Currency Investments	4,921,341	-	400,366	5,321,707	3,027,180
Allowance for Losses	-	-	(200)	(200)	(200)
Total	20,927,513	32,577,224	17,823,712	71,328,449	46,477,540
Current				53,504,737	33,891,207
Long-term				17,823,712	12,586,333

					Consolidated
				June 30, 2012	June 30, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	11,112,562	6,187,225	-	17,299,787	16,405,981
Own Portfolio	1,742,504	665,611	-	2,408,115	6,245,146
Treasury Bills - LFT	8,186	-	-	8,186	103,138
National Treasury Bills - LTN	888,413	122,993	-	1,011,406	1,162,218
National Treasury Notes - NTN	845,848	542,618	-	1,388,466	4,979,716
Debentures	57	-	-	57	74
Third-party Portfolio	5,568,573	3,397,371	-	8,965,944	361,498
Treasury Bills - LFT	470,113	-	-	470,113	99,999
National Treasury Bills - LTN	3,517,053	163	-	3,517,216	261,499
National Treasury Notes - NTN	1,581,407	3,397,208	-	4,978,615	-
Sold Position	3,801,485	2,124,243	-	5,925,728	9,799,337
National Treasury Bills - LTN	1,587,473	78,461	-	1,665,934	2,067,869
National Treasury Notes - NTN	2,214,012	2,045,782	-	4,259,794	7,731,468
Interbank Deposits	1,396,438	1,816,107	1,748,043	4,960,588	3,462,847
Foreign Currency Investments	6,590,013	-	400,366	6,990,379	3,027,180
Allowance for Losses	-	-	(200)	(200)	(200)
Total	19,099,013	8,003,332	2,148,209	29,250,554	22,895,808
Current				27,102,345	21,796,462
Long-term				2,148,209	1,099,346

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				June 30, 2012	June 30, 2011
		Effect of Adjustment to
	Cost		Fair Value on:	Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	22,826,707	188,637	-	23,015,344	25,515,729
Government Securities	20,066,577	208,522	-	20,275,099	22,444,677
Private Securities	2,760,130	(19,885)	-	2,740,245	3,071,052
Available-for-Sale Securities	69,643,930	-	2,202,127	71,846,057	80,465,807
Government Securities	24,397,500	-	2,138,362	26,535,862	41,135,837
Private Securities	45,246,430	-	63,765	45,310,195	39,329,970
Held-to-Maturity Securities	992,821	-	-	992,821	947,320
Government Securities	992,821	-	-	992,821	947,320
Total Securities	93,463,458	188,637	2,202,127	95,854,222	106,928,856
Derivatives (Assets)	4,309,506	944,400	343	5,254,249	5,287,932
Total Securities and Derivatives	97,772,964	1,133,037	2,202,470	101,108,471	112,216,788
Current	-	-	-	29,654,160	38,195,739
Long-term	-	-	-	71,454,311	74,021,049
Derivatives (Liabilities)	(4,208,385)	(1,214,843)	(18,090)	(5,441,318)	(5,180,726)
Current	-	-	-	(2,354,358)	(2,014,088)
Long-term	-	-	-	(3,086,960)	(3,166,638)

					Consolidated
				June 30, 2012	June 30, 2011
		Effect of Adjustment to
	Cost		Fair Value on:	Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	21,722,448	188,949	-	21,911,397	43,299,674
Government Securities	21,203,164	208,834	-	21,411,998	22,707,521
Private Securities	519,284	(19,885)	-	499,399	2,889,946
Equity Fund Shares - Guarantors of Benefit Plans -
PGBL/VGBL (Note 36)	-	-	-	-	17,702,207
Available-for-sale Securities	39,276,285	-	2,258,769	41,535,054	55,125,131
Government Securities	25,379,239	-	2,195,004	27,574,243	44,836,842
Private Securities	13,897,046	-	63,765	13,960,811	10,288,289
Held-to-Maturity Securities	992,821	-	-	992,821	947,320
Government Securities	992,821	-	-	992,821	947,320
Total Securities	61,991,554	188,949	2,258,769	64,439,272	99,372,125
Derivatives (Assets)	4,322,122	950,724	343	5,273,189	5,269,493
Total Securities and Derivatives	66,313,676	1,139,673	2,259,112	69,712,461	104,641,618
Current	-	-	-	29,437,576	57,501,466
Long-term	-	-	-	40,274,885	47,140,152
Derivatives (Liabilities)	(4,223,291)	(1,223,047)	(18,090)	(5,464,428)	(5,177,275)
Current	-	-	-	(2,364,115)	(2,010,637)
Long-term	-	-	-	(3,100,313)	(3,166,638)

II) Trading Securities

				Bank				Consolidated
			June 30, 2012	June 30, 2011			June 30, 2012	June 30, 2011
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	20,066,577	208,522	20,275,099	22,444,677	21,203,164	208,834	21,411,998	22,707,521
Treasury Certificates - CFT	78,907	313	79,220	69,341	78,907	313	79,220	69,341
National Treasury Bills - LTN	11,052,606	63,535	11,116,141	8,246,615	11,103,866	63,535	11,167,401	8,246,615
Treasury Bills - LFT	661,169	1,506	662,675	416,926	1,746,496	1,818	1,748,314	679,770
National Treasury Notes - NTN B	5,272,240	34,503	5,306,743	10,079,037	5,272,240	34,503	5,306,743	10,079,037
National Treasury Notes - NTN C	96,605	8,406	105,011	618,404	96,605	8,406	105,011	618,404
National Treasury Notes - NTN F	2,813,696	98,343	2,912,039	2,854,867	2,813,696	98,343	2,912,039	2,854,867
Agricultural Debt Securities - TDA	80,650	1,758	82,408	150,462	80,650	1,758	82,408	150,462
Brazilian Foreign Debt Notes	10,637	158	10,795	7,985	10,637	158	10,795	7,985
Debentures (1)	67	-	67	1,040	67	-	67	1,040
Private Securities	2,760,130	(19,885)	2,740,245	3,071,052	519,284	(19,885)	499,399	2,889,946
Shares	256,171	(19,708)	236,463	265,018	256,171	(19,708)	236,463	265,018
Receivables Investment Fund - FIDC (2)	26,611	-	26,611	30,415	26,611	-	26,611	30,415
Investment Fund Shares in Participation - FIP	-	-	-	388,977	42,601	-	42,601	388,977
Investment Fund Shares	26,311	-	26,311	152,114	111,141	-	111,141	2,068,059
Debentures	2,436,456	432	2,436,888	2,217,712	66,641	432	67,073	78,385
Certificates of Real Estate Receivables - CRI	14,581	(609)	13,972	16,816	14,734	(609)	14,125	17,263
Bank Deposits Certificates - CDB	-	-	-	-	1,385	-	1,385	41,829
Equity Fund Shares - Guarantors of Benefit (Note 36)
Plans - PGBL/VGBL	-	-	-	-	-	-	-	17,702,207.00
Total	22,826,707	188,637	23,015,344	25,515,729	21,722,448	188,949	21,911,397	43,299,674

						Bank
						June 30, 2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,958,023	2,845,887	4,897,260	5,573,929	20,275,099
Treasury Certificates - CFT	-	79,220	-	-	-	79,220
National Treasury Bills - LTN	-	6,441,987	670,066	2,875,033	1,129,055	11,116,141
Treasury Bills - LFT	-	12,086	79,285	560,589	10,715	662,675
National Treasury Notes - NTN B	-	294,397	1,055,005	1,281,933	2,675,408	5,306,743
National Treasury Notes - NTN C	-	85	465	-	104,461	105,011
National Treasury Notes - NTN F	-	114,456	1,019,844	138,240	1,639,499	2,912,039
Agricultural Debt Securities - TDA	-	15,790	21,157	41,465	3,996	82,408
Brazilian Foreign Debt Notes	-	-	-	-	10,795	10,795
Debentures (1)	-	2	65	-	-	67
Private Securities	262,774	10,531	686	27,900	2,438,354	2,740,245
Shares	236,463	-	-	-	-	236,463
Receivables Investment Fund - FIDC (2)	-	-	-	-	26,611	26,611
Investment Fund Shares	26,311	-	-	-	-	26,311
Debentures	-	10,531	686	27,900	2,397,771	2,436,888
Certificates of Real Estate Receivables - CRI	-	-	-	-	13,972	13,972
Total	262,774	6,968,554	2,846,573	4,925,160	8,012,283	23,015,344

						Consolidated
						June 30, 2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	51,260	6,960,204	3,163,641	5,528,844	5,708,049	21,411,998
Treasury Certificates - CFT	-	79,220	-	-	-	79,220
National Treasury Bills - LTN	51,260	6,441,987	670,066	2,875,033	1,129,055	11,167,401
Treasury Bills - LFT	-	14,267	397,039	1,192,173	144,835	1,748,314
National Treasury Notes - NTN B	-	294,397	1,055,005	1,281,933	2,675,408	5,306,743
National Treasury Notes - NTN C	-	85	465	-	104,461	105,011
National Treasury Notes - NTN F	-	114,456	1,019,844	138,240	1,639,499	2,912,039
Agricultural Debt Securities - TDA	-	15,790	21,157	41,465	3,996	82,408
Brazilian Foreign Debt Notes	-	-	-	-	10,795	10,795
Debentures (1)	-	2	65	-	-	67
Private Securities	390,205	14,527	686	27,900	66,081	499,399
Shares	236,463	-	-	-	-	236,463
Receivables Investment Fund - FIDC (2)	-	-	-	-	26,611	26,611
Investment Fund Shares in Participation - FIP	42,601	-	-	-	-	42,601
Investment Fund Shares	111,141	-	-	-	-	111,141
Debentures	-	12,989	686	27,900	25,498	67,073
Certificates of Real Estate Receivables - CRI	-	153	-	-	13,972	14,125
Bank Deposits Certificates - CDB	-	1,385	-	-	-	1,385
Total	441,465	6,974,731	3,164,327	5,556,744	5,774,130	21,911,397

III) Available -for-Sale Securities

				Bank				Consolidated
			June 30, 2012	June 30, 2011			June 30, 2012	June 30, 2011
		Adjustment to				Adjustment to
Available-for-Sale Securities	Cost Amortized	Fair Value - Equity	Carrying Amount	Carrying Amount	Cost Amortized	Fair Value - Equity	Carrying Amount	Carrying Amount
Government Securities	24,397,500	2,138,362	26,535,862	41,135,837	25,379,239	2,195,004	27,574,243	44,836,842
Treasury Certificates - CFT	121,101	1,054	122,155	106,886	121,101	1,054	122,155	106,886
Securitized Credit	1,620	832	2,452	2,036	1,620	832	2,452	2,036
National Treasury Bills - LTN	7,196,867	688,780	7,885,647	10,037,113	7,421,427	697,237	8,118,664	10,078,847
Treasury Bills - LFT	3,130,671	2,358	3,133,029	2,842,546	3,197,312	2,493	3,199,805	3,888,900
National Treasury Notes - NTN A	131,890	20,864	152,754	107,020	131,890	20,864	152,754	107,020
National Treasury Notes - NTN B	494,287	38,534	532,821	464,034	494,287	38,534	532,821	1,015,339
National Treasury Notes - NTN C	749,380	391,098	1,140,478	994,578	749,380	391,098	1,140,478	1,891,164
National Treasury Notes - NTN F	12,252,051	993,005	13,245,056	25,988,669	12,942,589	1,041,055	13,983,644	27,142,311
National Treasury Notes - NTN P	120	-	120	107	120	-	120	107
Agricultural Debt Securities - TDA	1	-	1	16	1	-	1	16
Brazilian Foreign Debt Notes	-	-	-	387,108	-	-	-	387,108
State and Municipal Bonds - CEPAC	225,788	579	226,367	-	225,788	579	226,367	-
Debentures (1)	93,724	1,258	94,982	205,724	93,724	1,258	94,982	217,108
Private Securities	45,246,430	63,765	45,310,195	39,329,970	13,897,046	63,765	13,960,811	10,288,289
Shares	560,263	4,223	564,486	881,893	588,626	4,223	592,849	900,406
Receivables Investment Fund - FIDC (2)	1,490,413	-	1,490,413	1,842,648	1,629,997	-	1,629,997	1,842,648
Investment Fund Shares in Participation - FIP	489,339	(58,409)	430,930	355,459	1,161,491	(58,409)	1,103,082	355,459
Investment Fund Shares	49,647	-	49,647	1,000	938	-	938	1,000
Debentures (3)	39,888,632	83,051	39,971,683	33,462,065	7,747,858	83,051	7,830,909	4,401,871
Eurobonds	200,615	(210)	200,405	154,163	200,615	(210)	200,405	154,163
Promissory Notes - NP	765,863	(387)	765,476	1,249,210	765,863	(387)	765,476	1,249,210
Real Estate Credit Notes - CCI	20,724	1,606	22,330	22,924	20,724	1,606	22,330	22,924
Agribusiness Receivables Certificates - CDCA	-	-	-	4,500	-	-	-	4,500
Financial Bills	467,849	(15,614)	452,235	-	467,849	(15,614)	452,235	-
Certificates of Real Estate Receivables - CRI	1,313,085	49,505	1,362,590	1,356,108	1,313,085	49,505	1,362,590	1,356,108
Total	69,643,930	2,202,127	71,846,057	80,465,807	39,276,285	2,258,769	41,535,054	55,125,131

						Bank
						June 30, 2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	736,743	45,584	14,036,088	11,717,447	26,535,862
Treasury Certificates - CFT	-	121,631	-	-	524	122,155
Securitized Credit	-	-	-	55	2,397	2,452
National Treasury Bills - LTN	-	-	7,710	7,877,937	-	7,885,647
Treasury Bills - LFT	-	1,370	-	3,131,659	-	3,133,029
National Treasury Notes - NTN A	-	-	864	-	151,890	152,754
National Treasury Notes - NTN B	-	-	1,681	531,140	-	532,821
National Treasury Notes - NTN C	-	12,524	-	-	1,127,954	1,140,478
National Treasury Notes - NTN F	-	600,706	-	2,380,673	10,263,677	13,245,056
National Treasury Notes - NTN P	-	120	-	-	-	120
Agricultural Debt Securities - TDA	-	1	-	-	-	1
State and Municipal Bonds - CEPAC	-	-	35,329	114,624	76,414	226,367
Debentures (1)	-	391	-	-	94,591	94,982
Private Securities	2,535,476	417,824	819,154	5,816,251	35,721,490	45,310,195
Shares	564,486	-	-	-	-	564,486
Receivables Investment Fund - FIDC (2)	1,490,413	-	-	-	-	1,490,413
Investment Fund Shares in Participation - FIP	430,930	-	-	-	-	430,930
Investment Fund Shares	49,647	-	-	-	-	49,647
Debentures (3)	-	226,841	204,515	5,249,394	34,290,933	39,971,683
Eurobonds	-	2	196,516	3,887	-	200,405
Promissory Notes - NP	-	144,831	270,689	104,249	245,707	765,476
Real Estate Credit Notes - CCI	-	-	3,515	6,486	12,329	22,330
Financial Bills	-	-	-	452,235	-	452,235
Certificates of Real Estate Receivables - CRI	-	46,150	143,919	-	1,172,521	1,362,590
Total	2,535,476	1,154,567	864,738	19,852,339	47,438,937	71,846,057

						Consolidated
						June 30, 2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	774,193	106,237	14,555,644	12,138,169	27,574,243
Treasury Certificates - CFT	-	121,631	-	-	524	122,155
Securitized Credit	-	-	-	55	2,397	2,452
National Treasury Bills - LTN	-	-	7,710	7,965,159	145,795	8,118,664
Treasury Bills - LFT	-	5,515	-	3,194,290	-	3,199,805
National Treasury Notes - NTN A	-	-	864	-	151,890	152,754
National Treasury Notes - NTN B	-	-	1,681	531,140	-	532,821
National Treasury Notes - NTN C	-	12,524	-	-	1,127,954	1,140,478
National Treasury Notes - NTN F	-	634,011	60,653	2,750,376	10,538,604	13,983,644
National Treasury Notes - NTN P	-	120	-	-	-	120
Agricultural Debt Securities - TDA	-	1	-	-	-	1
State and Municipal Bonds - CEPAC	-	-	35,329	114,624	76,414	226,367
Debentures (1)	-	391	-	-	94,591	94,982
Private Securities	3,326,866	417,824	819,154	2,430,317	6,966,650	13,960,811
Shares	592,849	-	-	-	-	592,849
Receivables Investment Fund - FIDC (2)	1,629,997	-	-	-	-	1,629,997
Investment Fund Shares in Participation - FIP	1,103,082	-	-	-	-	1,103,082
Investment Fund Shares	938	-	-	-	-	938
Debentures (3)	-	226,841	204,515	1,863,460	5,536,093	7,830,909
Eurobonds	-	2	196,516	3,887	-	200,405
Promissory Notes - NP	-	144,831	270,689	104,249	245,707	765,476
Real Estate Credit Notes - CCI	-	-	3,515	6,486	12,329	22,330
Financial Bills	-	-	-	452,235	-	452,235
Certificates of Real Estate Receivables - CRI	-	46,150	143,919	-	1,172,521	1,362,590
Total	3,326,866	1,192,017	925,391	16,985,961	19,104,819	41,535,054

(1) Issued by mixed capital company.
(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.
(3) In June 30, 2012, includes R$150,304 of hedge objects market risks.

IV) Held-to-Maturity Securities

							Bank/Consolidated
							June 30, 2012
							by Maturity
	Cost Amortized/Carrying Amount		Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	June 30, 2012	June 30, 2011	3 Months	12 months	3 Years	3 Years	Total
Government Securities	992,821	947,320	20,022	858	558	971,383	992,821
National Treasury Notes - NTN C	991,144	943,969	19,761	-	-	971,383	991,144
National Treasury Notes - NTN I	1,677	3,351	261	858	558	-	1,677
Total	992,821	947,320	20,022	858	558	971,383	992,821

(1) On the Bank and Consolidated, the market value of held-to-maturity securities is R$1,781,412 (June 30, 2011 - R$1,551,650).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Income From Fixed-Income Securities	5,113,177	5,537,066	3,660,980	3,982,772
Income From Interbank Investments	3,621,742	2,293,382	1,583,825	1,131,743
Income From Variable-Income Securities	(358,433)	(115,888)	(366,232)	(122,001)
Financial Income from Insurance, Pension Plan and Capitalization (Note 36)	-	-	87,350	967,915
Others	190,646	140,231	354,178	88,955
Total	8,567,132	7,854,791	5,320,101	6,049,384

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

						Bank
			June 30, 2012			June 30, 2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(122,713)	(242,577)		188,782	563,595
Asset	98,622,321	5,982,620	5,833,874	92,237,817	11,166,910	11,473,700
CDI (Interbank Deposit Rates)	26,957,480	584,395	624,681	34,464,692	11,166,910	11,473,700
Fixed Interest Rate - Real (1)	7,557,171	2,705,701	2,727,570	4,249,032	-	-
Indexed to Price and Interest Rates	11,133,840	-	-	15,027,327	-	-
Indexed to Foreign Currency	52,867,556	2,679,194	2,459,578	38,470,622	-	-
Others	106,274	13,330	22,045	26,144	-	-
Liabilities	98,745,034	(6,105,333)	(6,076,451)	92,049,035	(10,978,128)	(10,910,105)
CDI (Interbank Deposit Rates)	26,373,085	-	-	23,297,782	-	-
Fixed Interest Rate - Real	4,851,470	-	-	4,265,453	(16,421)	(62,099)
Indexed to Price and Interest Rates	17,239,173	(6,105,333)	(6,076,451)	17,201,192	(2,173,865)	(1,824,063)
Indexed to Foreign Currency (1)	50,188,362	-	-	47,051,762	(8,581,140)	(8,828,635)
Others	92,944	-	-	232,846	(206,702)	(195,308)
Options	183,167,590	(72,637)	(166,059)	360,296,056	(49,650)	(28,093)
Purchased Position	82,905,929	237,074	292,027	153,588,887	228,769	227,350
Call Option - US Dollar	1,443,183	22,881	27,549	999,078	21,149	21,678
Put Option - US Dollar	1,001,864	4,914	8,470	3,731,020	36,783	92,118
Call Option - Other (2)	36,862,024	122,052	31,261	115,881,971	130,829	74,048
Put Option - Other (2)	43,598,858	87,227	224,747	32,976,818	40,008	39,506
Sold Position	100,261,661	(309,711)	(458,086)	206,707,169	(278,419)	(255,443)
Call Option - US Dollar	871,350	(11,455)	(9,364)	3,775,999	(35,535)	(35,646)
Put Option - US Dollar	979,613	(16,451)	(4,210)	3,492,631	(29,678)	(60,036)
Call Option - Other (2)	49,527,446	(157,550)	(60,457)	165,818,232	(166,299)	(125,047)
Put Option - Other (2)	48,883,252	(124,255)	(384,055)	33,620,307	(46,907)	(34,714)
Futures Contracts	61,677,570	-	-	60,083,004	-	-
Purchased Position	17,778,628	-	-	25,597,941	-	-
Exchange Coupon (DDI)	1,770,986	-	-	8,057,841	-	-
Interest Rates (DI1 and DIA)	13,499,244	-	-	14,666,195	-	-
Foreign Currency	2,417,503	-	-	2,503,690	-	-
Indexes (3)	14,331	-	-	124,542	-	-
Treasury Bonds/Notes	76,564	-	-	237,371	-	-
Others	-	-	-	8,302	-	-
Sold Position	43,898,942	-	-	34,485,063	-	-
Exchange Coupon (DDI)	12,445,388	-	-	11,323,254	-	-
Interest Rates (DI1 and DIA)	23,799,497	-	-	19,877,560	-	-
Foreign Currency	7,030,269	-	-	2,270,062	-	-
Indexes (3)	547,224	-	-	576,501	-	-
Treasury Bonds/Notes	76,564	-	-	437,686	-	-
Forward Contracts and Others	19,409,255	286,370	275,549	18,801,128	(725,438)	(532,102)
Purchased Commitment	11,044,997	451,451	333,553	8,944,427	117,462	(144,202)
Currencies	11,044,997	451,451	333,553	8,939,747	117,462	(144,202)
Others	-	-	-	4,680	-	-
Sell Commitment	8,364,258	(165,081)	(58,004)	9,856,701	(842,900)	(387,900)
Currencies	8,117,384	(183,171)	(73,882)	9,840,733	(851,076)	(395,258)
Others	246,874	18,090	15,878	15,968	8,176	7,358

						Consolidated
			June 30, 2012			June 30, 2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(125,003)	(246,747)		171,322	545,196
Asset	101,171,853	5,980,330	5,829,704	92,101,922	11,161,792	11,468,582
CDI (Interbank Deposit Rates)	29,113,374	2,598,599	2,640,605	34,396,636	11,161,792	11,468,582
Fixed Interest Rate - Real (1)	7,697,465	688,574	706,911	4,181,193	-	-
Indexed to Price and Interest Rates	11,133,840	-	-	15,027,327	-	-
Indexed to Foreign Currency	53,120,900	2,679,827	2,460,143	38,470,622	-	-
Others	106,274	13,330	22,045	26,144	-	-
Liabilities	101,296,856	(6,105,333)	(6,076,451)	91,930,600	(10,990,470)	(10,923,386)
CDI (Interbank Deposit Rates)	26,514,775	-	-	23,234,844	-	-
Fixed Interest Rate - Real	7,008,891	-	-	4,265,453	(84,260)	(130,338)
Indexed to Price and Interest Rates	17,239,173	(6,105,333)	(6,076,451)	17,201,192	(2,173,865)	(1,824,063)
Indexed to Foreign Currency (1)	50,441,073	-	-	46,996,265	(8,525,643)	(8,773,677)
Others	92,944	-	-	232,846	(206,702)	(195,308)
Options	183,167,590	(72,637)	(166,059)	360,210,249	(46,238)	(24,682)
Purchased Position	82,905,929	237,074	292,027	153,588,887	228,769	227,350
Call Option - US Dollar	1,443,183	22,881	27,549	999,078	21,149	21,678
Put Option - US Dollar	1,001,864	4,914	8,470	3,731,020	36,783	92,118
Call Option - Other (2)	36,862,024	122,052	31,261	115,881,971	130,829	74,048
Put Option - Other (2)	43,598,858	87,227	224,747	32,976,818	40,008	39,506
Sold Position	100,261,661	(309,711)	(458,086)	206,621,362	(275,007)	(252,032)
Call Option - US Dollar	871,350	(11,455)	(9,364)	3,775,999	(35,535)	(35,646)
Put Option - US Dollar	979,613	(16,451)	(4,210)	3,492,631	(29,678)	(60,036)
Call Option - Other (2)	49,527,446	(157,550)	(60,457)	165,732,425	(162,887)	(121,636)
Put Option - Other (2)	48,883,252	(124,255)	(384,055)	33,620,307	(46,907)	(34,714)
Futures Contracts	62,146,336	-	-	60,083,004	-	-
Purchased Position	18,142,429	-	-	25,597,941	-	-
Exchange Coupon (DDI)	1,770,986	-	-	8,057,841	-	-
Interest Rates (DI1 and DIA)	13,499,244	-	-	14,666,195	-	-
Foreign Currency	2,781,304	-	-	2,503,690	-	-
Indexes (3)	14,331	-	-	124,542	-	-
Treasury Bonds/Notes	76,564	-	-	237,371	-	-
Others	-	-	-	8,302	-	-
Sold Position	44,003,907	-	-	34,485,063	-	-
Exchange Coupon (DDI)	12,445,388	-	-	11,323,254	-	-
Interest Rates (DI1 and DIA)	23,826,642	-	-	19,877,560	-	-
Foreign Currency	7,108,089	-	-	2,270,062	-	-
Indexes (3)	547,224	-	-	576,501	-	-
Treasury Bonds/Notes	76,564	-	-	437,686	-	-
Forward Contracts and Others	19,409,255	286,370	275,549	18,801,128	(725,438)	(532,102)
Purchased Commitment	11,044,997	451,451	333,553	8,944,427	117,462	(144,202)
Currencies	11,044,997	451,451	333,553	8,939,747	117,462	(144,202)
Others	-	-	-	4,680	-	-
Sell Commitment	8,364,258	(165,081)	(58,004)	9,856,701	(842,900)	(387,900)
Currencies	8,117,384	(183,171)	(73,882)	9,840,733	(851,076)	(395,258)
Others	246,874	18,090	15,878	15,968	8,176	7,358

(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				June 30, 2012	June 30, 2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	34,389,542	33,432,532	30,800,247	98,622,321	92,237,817
Options	601,972	1,847,484	180,718,134	183,167,590	360,296,056
Futures Contracts	-	-	61,677,570	61,677,570	60,083,004
Forward Contracts and Others	9,714,608	9,648,424	46,223	19,409,255	18,801,128

					Consolidated
					Notional
				June 30, 2012	June 30, 2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	34,389,542	33,664,351	33,117,960	101,171,853	92,101,922
Options	601,972	1,847,484	180,718,134	183,167,590	360,210,249
Futures Contracts	-	-	62,146,336	62,146,336	60,083,004
Forward Contracts and Others	9,714,608	9,648,424	46,223	19,409,255	18,801,128

(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				June 30, 2012	June 30, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	16,900,246	25,355,005	56,367,070	98,622,321	92,237,817
Options	62,880,022	109,428,573	10,858,995	183,167,590	360,296,056
Futures Contracts	30,387,511	8,978,157	22,311,902	61,677,570	60,083,004
Forward Contracts and Others	8,918,045	6,796,715	3,694,495	19,409,255	18,801,128

					Consolidated
					Notional
				June 30, 2012	June 30, 2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	17,863,309	26,348,523	56,960,021	101,171,853	92,101,922
Options	62,880,022	109,428,573	10,858,995	183,167,590	360,210,249
Futures Contracts	30,829,131	8,978,157	22,339,048	62,146,336	60,083,004
Forward Contracts and Others	8,918,045	6,796,715	3,694,495	19,409,255	18,801,128

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				June 30, 2012	June 30, 2011
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	26,720,539	44,264,759	27,637,023	98,622,321	92,237,817
Options	182,501,177	666,413	-	183,167,590	360,296,056
Futures Contracts	61,677,570	-	-	61,677,570	60,083,004
Forward Contracts and Others	16,791	11,371,679	8,020,785	19,409,255	18,801,128

					Consolidated
					Notional
				June 30, 2012	June 30, 2011
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	26,720,539	46,560,947	27,890,367	101,171,853	92,101,922
Options	182,501,177	666,413	-	183,167,590	360,210,249
Futures Contracts	62,146,336	-	-	62,146,336	60,083,004
Forward Contracts and Others	16,791	11,371,679	8,020,785	19,409,255	18,801,128

(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$600,697 of cost (June 30, 2011 - R$479,456) and R$662,389 of fair value (June 30, 2011 - R$416,244). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$3,547 (June 30, 2011 - R$4,865).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

					Bank/Consolidated
			June 30, 2012			June 30, 2011
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	55,151	(46,334)	8,817	98,677	(881)	97,796
Asset	873,597	32,504	906,101	438,138	6,454	444,592
CDI (Interbank Deposit Rates)	549,418	1,517	550,935	306,934	1,634	308,568
Indexed to Foreign Currency - Libor -
US Dollar	324,179	30,987	355,166	131,204	4,820	136,024
Liabilities	(818,446)	(78,838)	(897,284)	(339,461)	(7,335)	(346,796)
Indexed to Foreign Currency - US Dollar	(542,422)	(53,993)	(596,415)	(208,164)	(1,816)	(209,980)
Indexed to Foreign Currency - Fixed Interest
- US Dollar	(55,543)	(4,475)	(60,018)	(131,297)	(5,519)	(136,816)
CDI (Interbank Deposit Rates)	(220,481)	(20,370)	(240,851)	-	-	-
Hedge Object	779,578	45,509	825,087	341,875	4,930	346,805
Lending Operation	648,092	26,691	674,783	341,875	4,930	346,805
Indexed to Foreign Currency - US Dollar	409,482	36,663	446,145	207,526	2,463	209,989
Indexed to Foreign Currency - Fixed Interest
- US Dollar	56,127	3,891	60,018	134,349	2,467	136,816
CDI (Interbank Deposit Rates)	182,483	(13,863)	168,620	-	-	-
Securities	131,486	18,818	150,304	-	-	-
Available-for-Sale Securities-
Debentures	131,486	18,818	150,304	-	-	-

b) Cash Flow Hedge

			Bank/Consolidated
				June 30, 2012
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(45,052)	(17,747)	(62,799)
Asset	771,730	771,730	69,981	841,711
Indexed to Foreign Currency -Swiss Franc (1)	686,065	686,065	61,875	747,940
Indexed to Foreign Currency -Chile (2)	85,665	85,665	8,106	93,771
Liabilities	(816,782)	(816,782)	(87,728)	(904,510)
Indexed to Foreign Currency - Pre Dolar	(816,782)	(816,782)	(87,728)	(904,510)
Future Contracts (4)	31,475,272	-	-	-
DI1 Rate (3)	18,133,372	-	-	-
Foreign Currency - Dollar (4)	13,341,900	-	-	-

			Bank/Consolidated
				June 30, 2011
	Reference		Adjustment
	Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		6,846	(836)	6,010
Asset	279,303	279,303	20,694	299,997
Indexed to Foreign Currency -Swiss Franc (1)	279,303	279,303	20,694	299,997
Liabilities	(272,457)	(272,457)	(21,530)	(293,987)
Indexed to Foreign Currency - Pre Dolar	(272,457)	(272,457)	(21,530)	(293,987)

	Bank/Consolidated
	June 30, 2012	June 30, 2011
Hedge Object - Cost
Asset	14,249,262	-
Lending Operations - Import and Export Credit and Financing	14,249,262	-
Liabilitie	18,863,442	280,607
Eurobonds	733,664	280,607
Bank Deposit Certificate- CDB	18,129,778	-

(1) Operation with maturing on December 1, 2014 and April 12, 2016 hedge object of eurobonds transactions.
(2) Operation with maturing on April 13,2016, and hedge object of eurobonds transactions.
(3) Operation with maturing on January 2, 2014, and the updated amount of instruments is R$17,595,976 hedge objects of bank certificate deposits - CDB.
(4) Operation with maturing between July 31, 2012 and January 2, 2013 and the updated amount of instruments is R$14,213,635 hedge objects are lending operations - import and export credit and financing

The effect of marking to market the swaps and future contracts amounts a debit of R$235,291 and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBovespa are comprised of federal government bonds in the amount of R$7,292,604 (June 30, 2011 - R$6,024,777) in the Bank and R$7,474,386 (June 30, 2011 - R$6,188,669) Consolidated.

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Assets
Swap Differentials Receivable (1)	4,248,637	4,665,175	4,267,577	4,646,736
Option Premiums to Exercise	292,027	227,350	292,027	227,350
Forward Contracts and Others	713,585	395,407	713,585	395,407
Total	5,254,249	5,287,932	5,273,189	5,269,493

Liabilities
Swap Differentials Payable (1)	4,545,196	3,997,774	4,568,306	3,997,734
Option Premiums Launched	458,086	255,443	458,086	252,032
Forward Contracts and Others	438,036	927,509	438,036	927,509
Total	5,441,318	5,180,726	5,464,428	5,177,275

(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at June 30, 2012.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(1,991)	(33,342)	(66,685)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(946)	(28,836)	(57,672)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(129)	(8,000)	(16,000)
Coupon - Other Curre	Exposures subject to changes in coupon foreign currency rate	(29)	(163)	(326)
Foreign currency	Exposures subject to foreign exchange	(19,035)	(475,873)	(951,745)
Eurobond/Treasury/ Global	Exposures subject to changes in interest rate negotiated roles in international market	(43)	(788)	(1,576)
Inflation	Exposures subject to change in coupon rates of price indexes	(3,733)	(34,985)	(69,969)
Shares and Indexes	Exposures subject to change in shares price	(2,329)	(58,235)	(116,470)
Other	Exposures not meeting the previous settings	(1,183)	(220)	(439)
Total (1)		(29,418)	(640,442)	(1,280,882)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor; and

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	8,719	22,563	44,296
TR and Long-term Interest Rate (TJLP)	(14,571)	(600,699)	(1,066,391)
Fixed Interest Rate - Reais	(50,985)	(797,900)	(1,474,541)
Inflation	(1,448)	(68,208)	(126,906)
Total (1) (2)	(58,285)	(1,444,244)	(2,623,542)

(1) Amounts net of taxes.

Scenario 1: a situation considered probable by management. Based on market information, shocks were applied to a 10 basis point interest rate;

Scenario 2: a situation with a deterioration of 25% in the risk variable considered, and

Scenario 3: a situation with a 50% deterioration in the risk variable considered.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Losses

a) Loan Portfolio

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Lending Operations	151,657,077	133,301,562	180,987,323	153,419,606
Loans and Discounted Receivables	101,332,830	84,121,375	101,378,895	84,129,727
Financing	29,001,753	30,844,686	58,285,934	50,954,378
Rural, Agricultural and Industrial Financing	3,860,134	4,379,100	3,860,134	4,379,100
Real Estate Financing	17,407,551	13,924,676	17,407,551	13,924,676
Securities Financing	54,809	31,725	54,809	31,725
Leasing Operations	108,829	258,499	6,641,397	9,083,424
Advances on Foreign Exchange Contracts (1) (Note 9)	1,960,762	2,253,478	1,960,762	2,253,478
Other Receivables (2)	14,251,110	9,412,085	16,042,741	11,080,139
Total	167,977,778	145,225,624	205,632,223	175,836,647
Current	71,379,557	66,999,836	88,227,888	81,990,366
Long-term	96,598,221	78,225,788	117,404,335	93,846,281

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.
(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

In the second quarter of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the policy for Transactions with Related Parties of the Bank, including approval by the Board.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With substantial transfer of risks and benefits

In the first half of 2012 were held at the Bank and Consolidated, lending operations without recourse in the amount of R$725,845 and were recorded substantially Loans and Discounted Securities . These operations were classified at risk level H and the result recorded as revenue was R$24,472.

(ii) With substantial retention of risks and benefits

On December 31, 2011, the Bank made a credit assignment with recourse amounting to R$688,821. The assignment results amount to R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur up to October, 2041. The present value of assigned operations in June 30, 2012 is R$615,763.

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following

- Contracts in default for a period exceeding 90 consecutive days;
- Contracts subject to renegotiation;
- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and
- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase. From the date of transfer cash flows from operations will be paid directly transferred to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Overdue	10,858,334	4,032,004	11,648,119	4,631,569
Due to:
Up to 3 Months	27,926,881	27,117,346	34,213,296	31,825,600
From 3 to 12 Months	43,452,676	39,882,490	54,014,592	50,164,766
Over 12 Months	85,739,887	74,193,784	105,756,216	89,214,712
Total	167,977,778	145,225,624	205,632,223	175,836,647

c) Lease Portfolio

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Gross Investment in Leasing Operations	122,752	310,675	8,146,787	11,426,896
Lease Receivables	49,127	121,968	5,098,946	7,500,491
Unrealized Residual Values (1)	73,625	188,707	3,047,841	3,926,405
Unearned Income on Lease	(47,735)	(120,010)	(4,937,103)	(7,290,504)
Offsetting Residual Values	(73,625)	(188,707)	(3,047,841)	(3,926,405)
Leased Assets	551,249	810,652	17,489,918	21,027,760
Accumulated Depreciation	(486,817)	(609,365)	(10,762,411)	(12,726,674)
Excess Depreciation	417,821	550,440	7,429,815	9,728,730
Losses on Unamortized Lease	-	20	182,869	179,200
Advances for Guaranteed Residual Value	(374,816)	(495,206)	(7,876,632)	(9,368,510)
Other Assets	-	-	15,995	32,931
Total of Lease Portfolio at Present Value	108,829	258,499	6,641,397	9,083,424

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$13,923 (June 30, 2011 - R$52,176) in the Bank and R$1,505,390 (June 30, 2011 - R$2,343,472) in the Consolidated.

As of June 30, 2012 and 2011 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Overdue	4,899	8,174	192,982	246,002
Due to:
Up to 1 Year	90,195	148,768	3,843,446	5,056,711
From 1 to 5 Years	27,657	153,702	4,101,553	6,120,824
Over 5 Years	1	31	8,806	3,359
Total	122,752	310,675	8,146,787	11,426,896

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Overdue	4,880	7,146	128,457	196,550
Due to:
Up to 1 Year	81,250	136,406	3,579,291	4,513,456
From 1 to 5 Years	22,699	114,931	2,930,487	4,370,701
Over 5 Years	-	16	3,162	2,717
Total	108,829	258,499	6,641,397	9,083,424

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Private Sector	167,834,457	145,052,794	205,479,706	175,652,003
Industry	29,540,837	29,640,976	30,065,211	30,227,109
Commercial	20,380,927	14,921,090	23,546,053	17,278,642
Financial Institutions	22,811	125,244	26,276	127,752
Services and Other (1)	47,580,734	37,941,904	50,023,544	40,068,837
Individuals	66,449,037	58,044,480	97,958,511	83,570,563
Credit Cards	14,636,103	11,707,091	14,636,103	11,707,091
Mortgage Loans	10,241,200	7,647,104	10,241,200	7,647,104
Payroll Loans	13,314,635	11,069,198	13,314,635	11,069,198
Financing and Vehicles Lease	2,584,245	2,982,521	31,983,172	26,759,168
Others (2)	25,672,854	24,638,566	27,783,401	26,388,002
Agricultural	3,860,111	4,379,100	3,860,111	4,379,100
Public Sector	143,321	172,830	152,517	184,644
Federal	5	4,664	5	4,664
State	135,918	158,570	137,962	161,058
Municipal	7,398	9,596	14,550	18,922
Total	167,977,778	145,225,624	205,632,223	175,836,647

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

	Minimum Allowance			Loan Portfolio			Bank June 30, 2012 Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	0%	55,881,470	-	55,881,470	-	-	-
A	0.5%	73,428,973	-	73,428,973	367,145	277,423	644,568
B	1%	8,472,634	1,540,724	10,013,358	100,134	179,018	279,152
C	3%	6,305,420	3,921,415	10,226,835	306,805	57,572	364,377
D	10%	760,431	3,390,064	4,150,495	415,050	-	415,050
E	30%	476,705	1,672,551	2,149,256	644,777	-	644,777
F	50%	62,617	3,715,984	3,778,601	1,889,301	-	1,889,301
G	70%	88,085	1,384,998	1,473,083	1,031,158	-	1,031,158
H	100%	286,898	6,588,809	6,875,707	6,875,707	-	6,875,707
Total		145,763,233	22,214,545	167,977,778	11,630,077	514,013	12,144,090

							Bank
							June 30, 2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	0%	58,348,715	-	58,348,715	-	-	-
A	0.5%	60,520,524	-	60,520,524	302,603	232,067	534,670
B	1%	4,328,431	1,593,909	5,922,340	59,223	104,087	163,310
C	3%	3,669,490	2,853,361	6,522,851	195,686	212,185	407,871
D	10%	1,151,707	2,352,124	3,503,831	350,383	-	350,383
E	30%	289,443	1,170,797	1,460,240	438,072	-	438,072
F	50%	163,585	1,852,342	2,015,927	1,007,963	-	1,007,963
G	70%	17,783	877,662	895,445	626,812	-	626,812
H	100%	225,642	5,810,109	6,035,751	6,035,751	-	6,035,751
Total		128,715,320	16,510,304	145,225,624	9,016,493	548,339	9,564,832

							Consolidated
							June 30, 2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	57,515,519	-	57,515,519	-	-	-
A	0.5%	103,232,028	-	103,232,028	516,160	306,587	822,747
B	1%	9,157,592	2,782,252	11,939,844	119,398	187,328	306,726
C	3%	7,070,985	5,146,481	12,217,466	366,524	58,729	425,253
D	10%	767,165	3,950,442	4,717,607	471,761	-	471,761
E	30%	489,192	2,008,375	2,497,567	749,270	-	749,270
F	50%	69,670	4,028,340	4,098,010	2,049,005	-	2,049,005
G	70%	68 ,570	1 ,601 ,784	1 ,670 ,354	1 ,169 ,248	-	1 ,169 ,248
H	100%	291,122	7,452,706	7,743,828	7,743,828	-	7,743,828
Total		178,661,843	26,970,380	205,632,223	13,185,194	552,644	13,737,838

							Consolidated
							June 30, 2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	60,106,507	-	60,106,507	-	-	-
A	0.5%	84,862,083	-	84,862,083	424,310	273,558	697,868
B	1%	4,557,794	2,671,411	7,229,205	72,292	104,087	176,379
C	3%	4,001,273	3,902,095	7,903,368	237,102	212,185	449,287
D	10%	1,247,042	2,793,272	4,040,314	404,031	-	404,031
E	30%	273,616	1,410,290	1,683,906	505,172	-	505,172
F	50%	164,285	2,062,905	2,227,190	1,113,595	-	1,113,595
G	70%	17,967	1,037,320	1,055,287	738,701	-	738,701
H	100%	227,085	6,501,702	6,728,787	6,728,787	-	6,728,787
Total		155,457,652	20,378,995	175,836,647	10,223,990	589,830	10,813,820

(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Balance at Beginning of Year	10,662,794	7,640,896	11,998,482	8,724,444
Allowances Recognized	6,739,907	4,933,044	7,782,799	5,716,508
Write-offs	(5,258,611)	(3,009,108)	(6,043,443)	(3,626,554)
Other Changes	-	-	-	(578)
Balance at End of Year (1)	12,144,090	9,564,832	13,737,838	10,813,820
Current	1,884,292	1,692,662	2,458,832	2,155,098
Long-term	10,259,798	7,872,170	11,279,006	8,658,722
Recoveries Accumulated in the First Half (2)	786,520	953,074	884,078	1,024,214

(1) Includes R$10,133 (June 30, 2011 - R$20,689) in the Bank and R$322,613 (June 30, 2011 - R$513,777) in the Consolidated related to leasing operations.
(2) It is recorded as financial income in the items: lending operations and leasing operations.Includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$20,603 Bank and R$27,703 (2011 - R$7,337 Bank and Consolidated).

g) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1) , Securities (2)		June 30, 2012		June 30, 2011
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	9,602,438.0	3.6%	8,577,062	3.8%
10 Biggest	30,061,973.0	11.4%	22,030,282	9.8%
20 Biggest	39,705,510.0	15.1%	29,456,051	13.2%
50 Biggest	57,340,442.0	21.8%	43,731,253	19.5%
100 Biggest	71,774,830.0	27.3%	56,427,426	25.2%

(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

	Bank/Consolidated
	June 30, 2012	June 30, 2011
Assets
Rights to Foreign Exchange Sold	18,948,607	13,440,003
Exchange Purchased Pending Settlement	20,114,464	14,097,649
Advances in Local Currency	(194,674)	(203,977)
Income Receivable from Advances and Importing Financing (Note 8.a)	77,256	43,623
Foreign Exchange and Term Documents in Foreign Currencies	849	2,662
Total	38,946,502	27,379,960
Current	38,727,984	27,078,197
Long-term	218,518	301,763

Liabilities
Exchange Sold Pending Settlement	19,565,398	13,142,908
Foreign Exchange Purchased	19,175,533	14,366,104
Advances on Foreign Exchange Contracts (Note 8.a)	(1,960,762)	(2,253,478)
Others	443	9,523
Total	36,780,612	25,265,057
Current	36,729,965	25,042,481
Long-term	50,647	222,576

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Memorandum Accounts
Open Import Credits	755,902	527,928	755,902	527,928
Confirmed Export Credits	78,253	5,329	163,166	5,329

10. Trading Account

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Assets
Financial Assets and Pending Settlement Transactions	1,909,474	346,320	1,911,921	355,770
Debtors Pending Settlement	58,797	47,819	356,439	193,937
Stock Exchanges - Guarantee Deposits	28,023	235,857	28,023	235,857
Records and Settlement	-	-	-	26,428
Others	424,099	83	424,099	83
Total (Current)	2,420,393	630,079	2,720,482	812,075

Liabilities
Financial Assets and Pending Settlement Transactions	1,110,157	315,270	1,147,477	315,270
Creditors Pending Settlement	80,154	120,367	301,269	300,009
Creditors for Loan of Shares	164,700	168,765	164,700	168,765
Clearinghouse Transactions	-	-	48,808	2,456
Records and Settlement	1,616	1,708	2,236	3,070
Others	-	-	345	-
Total (Current)	1,356,627	606,110	1,664,835	789,570

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	December 31, 2011	Recognition	Realization	June 30, 2012
Allowance for Loan Losses	4,098,216	2,657,225	(2,336,465)	4,418,976
Reserve for Legal and Administrative Proceedings - Civil	531,309	46,076	(1,120)	576,265
Reserve for Tax Risks and Legal Obligations	2,613,798	371,008	(78,257)	2,906,549
Reserve for Legal and Administrative Proceedings - Labor	1,221,829	94,864	(286,621)	1,030,072
Amortized Goodwill	116,762	-	(37,643)	79,119
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,674,264	-	(503,332)	1,170,932
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	100,788	230,832	-	331,620
Accrual for Pension Plan	314,938	16,387	-	331,325
Profit Sharing, Bonuses and Personnel Gratuities	313,422	213,647	(311,090)	215,979
Other Temporary Provisions	1,452,661	-	(83,464)	1,369,197
Total Tax Credits on Temporary Differences	12,437,987	3,630,039	(3,637,992)	12,430,034
Tax Loss Carryforwards	329,249	1,476,806	-	1,806,055
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	13,450,817	5,106,845	(3,637,992)	14,919,670
Unrecorded Tax Credits	(889,053)	-	117,974	(771,079)
Balance of Recorded Tax Credits	12,561,764	5,106,845	(3,520,018)	14,148,591
Current	5,980,796			6,351,285
Long-term	6,580,968			7,797,306

				Bank
	December 31, 2010	Recognition	Realization	June 30, 2011
Allowance for Loan Losses	3,987,213	1,993,880	(1,815,638)	4,165,455
Reserve for Legal and Administrative Proceedings - Civil	578,053	60,881	(68,736)	570,198
Reserve for Tax Risks and Legal Obligations	1,965,458	393,484	(80,311)	2,278,631
Reserve for Legal and Administrative Proceedings - Labor	1,011,718	340,850	(289,629)	1,062,939
Amortized Goodwill	189,020	-	(36,129)	152,891
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,762,752	-	(458,446)	1,304,306
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)	92,408	40,063	-	132,471
Accrual for Pension Plan	301,201	6,586	-	307,787
Profit Sharing, Bonuses and Personnel Gratuities	272,942	234,994	(294,267)	213,669
Other Temporary Provisions	1,717,343	-	(31,261)	1,686,082
Total Tax Credits on Temporary Differences	11,878,108	3,070,738	(3,074,417)	11,874,429
Tax Loss Carryforwards	152,806	-	(44,117)	108,689
Social Contribution Tax - Executive Act 2.158/2001	727,290	-	(43,709)	683,581
Total Tax Credits	12,758,204	3,070,738	(3,162,243)	12,666,699
Unrecorded Tax Credits	(1,427,846)	-	135,882	(1,291,964)
Balance of Recorded Tax Credits	11,330,358	3,070,738	(3,026,361)	11,374,735
Current	4,925,931			5,313,280
Long-term	6,404,427			6,061,455

				Consolidated
	December 31, 2011	Recognition	Realization	June 30, 2012
Allowance for Loan Losses	4,910,458	3,046,313	(2,504,797)	5,451,974
Reserve for Legal and Administrative Proceedings - Civil	572,192	57,901	(2,367)	627,726
Reserve for Tax Risks and Legal Obligations	3,078,496	453,751	(85,715)	3,446,532
Reserve for Legal and Administrative Proceedings - Labor	1,250,403	100,077	(292,961)	1,057,519
Amortized Goodwill	124,705	-	(38,074)	86,631
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,674,588	598	(503,443)	1,171,743
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)	100,918	230,832	(130)	331,620
Accrual for Pension Plan	314,938	16,387	-	331,325
Profit Sharing, Bonuses and Personnel Gratuities	333,032	228,453	(332,514)	228,971
Other Temporary Provisions	1,544,846	5,718	(85,677)	1,464,887
Total Tax Credits on Temporary Differences	13,904,576	4,140,030	(3,845,678)	14,198,928
Tax Loss Carryforwards	1,523,618	1,525,097	(223,253)	2,825,462
Social Contribution Tax - Executive Act 2.158/2001	697,727	-	-	697,727
Total Tax Credits	16,125,921	5,665,127	(4,068,931)	17,722,117
Unrecorded Tax Credits	(995,838)	-	222,037	(773,801)
Balance of Recorded Tax Credits	15,130,083	5,665,127	(3,846,894)	16,948,316
Current	7,086,783			7,557,611
Long-term	8,043,300			9,390,705

				Consolidated
	December 31, 2010	Recognition	Realization	June 30, 2011
Allowance for Loan Losses	4,742,363	2,221,716	(1,931,951)	5,032,128
Reserve for Legal and Administrative Proceedings - Civil	612,984	77,222	(79,510)	610,696
Reserve for Tax Risks and Legal Obligations	2,324,538	482,563	(112,007)	2,695,094
Reserve for Legal and Administrative Proceedings - Labor	1,048,747	348,940	(297,658)	1,100,029
Amortized Goodwill	196,963	-	(36,129)	160,834
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,763,688	225	(458,895)	1,305,018
Adjustment to Fair Value of Available-for-sale Securities
and Cash Flow Hedge (1)	94,875	41,938	-	136,813
Accrual for Pension Plan	301,201	6,586	-	307,787
Profit Sharing, Bonuses and Personnel Gratuities	289,289	248,139	(314,952)	222,476
Other Temporary Provisions	1,810,342	28,065	(35,441)	1,802,966
Total Tax Credits on Temporary Differences	13,184,990	3,455,394	(3,266,543)	13,373,841
Tax Loss Carryforwards	1,573,375	18,147	(187,245)	1,404,277
Social Contribution Tax - Executive Act 2.158/2001	741,436	-	(43,709)	697,727
Total Tax Credits	15,499,801	3,473,541	(3,497,497)	15,475,845
Unrecorded Tax Credits	(1,552,411)	(41)	160,621	(1,391,831)
Balance of Recorded Tax Credits	13,947,390	3,473,500	(3,336,876)	14,084,014
Current	5,925,408			6,359,737
Long-term	8,021,982			7,724,277

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Recorded Tax Credits

							Bank
							June 30, 2012
		Temporary Differences		Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	2,869,126	1,509,547	33,938	-	-	4,412,611	4,412,611
2013	1,838,794	1,098,676	67,876	693,337	178,665	3,877,348	3,877,348
2014	1,266,654	758,833	37,392	471,345	120,387	2,654,611	2,654,611
2015	672,411	416,691	6,907	113,015	26,252	1,235,276	1,235,276
2016	140,121	90,997	6,907	493,644	149,044	880,713	880,713
2017 to 2019	295,338	164,534	3,454	-	209,233	672,559	672,559
2020 to 2021	184,513	102,262	-	-	-	286,775	286,775
2022 to 2024	403,588	217,419	-	34,714	-	655,721	128,698
2025 to 2026	97,735	56,707	-	-	-	154,442	-
After 2026	56,007	33,607	-	-	-	89,614	-
Total	7,824,287	4,449,273	156,474	1,806,055	683,581	14,919,670	14,148,591

							Consolidated
							June 30, 2012
		Temporary Differences		Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	3,266,952	1,714,206	33,959	184,470	13,846	5,213,433	5,213,355
2013	2,116,588	1,269,691	67,918	1,055,823	178,965	4,688,985	4,688,512
2014	1,508,998	910,729	37,413	678,827	120,387	3,256,354	3,255,394
2015	792,914	491,839	6,907	214,983	26,252	1,532,895	1,532,319
2016	198,743	123,815	6,907	583,117	149,044	1,061,626	1,061,626
2017 to 2019	305,045	170,062	3,454	73,528	209,233	761,322	761,320
2020 to 2021	198,669	108,423	-	-	-	307,092	307,092
2022 to 2024	403,984	217,656	-	34,714	-	656,354	128,698
2025 to 2026	97,735	56,707	-	-	-	154,442	-
After 2026	56,007	33,607	-	-	-	89,614	-
Total	8,945,635	5,096,735	156,558	2,825,462	697,727	17,722,117	16,948,316

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$12,861,008 (June 30, 2011 - R$11,266,974) Bank and R$15,366,249 (June 30, 2011 - R$13,750,173) Consolidated and the present value of recorded tax credits is R$12,536,939 (June 30, 2011 -R$10,205,983) Bank and R$15,040,082 (June 30, 2011 - R$12,608,875) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Notes and Credits Receivable (Note 8.a)
Credit Cards	10,017,073	8,082,877	10,017,073	8,082,877
Receivables	3,796,390	1,023,770	5,582,095	2,683,019
Rural Product Notes	244,246	156,534	244,246	156,534
Escrow Deposits for
Tax Claims	3,194,859	2,903,889	4,352,864	3,973,424
Labor Claims	1,995,790	1,900,098	2,078,907	1,954,615
Others	585,762	644,825	693,453	797,593
Contract Guarantees - Former Controlling Stockholders (Note 21.h)	832,868	1,014,603	992,158	1,153,292
Recoverable Taxes	2,219,411	1,134,858	3,307,696	2,053,528
Receivables - Buyer Services	2,250,746	889,356	2,250,746	889,356
Reimbursable Payments	210,013	336,973	130,573	352,060
Salary Advances/Others	421,709	624,035	428,762	630,092
Debtors for Purchase of Assets (Note 8.a)	41 ,370	103 ,576	47 ,296	112 ,381
Receivable from Affiliates (Note 24.g)	460,849	481,621	444,290	-
Credits of Security Operations (Note 36)	-	-	-	697,501
Others	1,232,283	530,150	1,557,055	633,194
Total	27,503,369	19,827,165	32,127,214	24,169,466
Current	18,870,594	12,838,955	21,042,757	15,389,071
Long-term	8,632,775	6,988,210	11,084,457	8,780,395

13. Dependence Information and Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process for the establishment of the subsidiary before the regulators (Bacen, Ministério de Economia y Hacienda da Espanha e Banco de España) was completed on March 28, 2012. The transfer of funds to pay up the capital of the subsidiary was held in the amount of €748 million.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date included in the financial statements include:

			Santander
	Grand Cayman Branch		Brasil EFC
	June 30, 2012	June 30, 2011	June 30, 2012
Assets	52,345,462	39,381,382	1,929,416
Current and Long-term Assets	52,345,417	39,304,112	1,929,416
Cash	543,581	284,683	2,323
Interbank Investments	5,482,244	3,165,102	1,668,672
Securities and Derivatives Financial Instruments	23,302,053	15,501,124	13,837
Lending Operations (1)	20,056,224	17,156,577	242,914
Foreign Exchange Portfolio	2,158,930	2,669,588	-
Other Assets	802,385	527,038	1,670
Permanent Assets	45	77,270	-
Liabilities	52,345,462	39,381,382	1,929,416
Current and Long-term Liabilities	32,285,543	24,771,911	13,296
Deposits and Money Market Funding	5,576,918	2,696,755	-
Funds from Acceptance and Issuance of Securities	10,636,118	7,969,846	-
Borrowings (2)	11,265,686	9,551,484	-
Foreign Exchange Portfolio	2,125,417	2,757,779	-
Other Payables	2,681,404	1,796,047	13,296
Deferred Income	9,214	20,106	-
Stockholders' Equity	20,050,705	14,589,365	1,916,120
Net Income on the first half	598,626	631,825	886

(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

14. Investments in Affiliates and Subsidiaries

					June 30, 2012
		Number of Shares or Quotas Owned Directly or Indirectly (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Direct and Indirect Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Asset Management Distribuidora de Títulos e Valores
Mobiliários S.A. (Santander Brasil Asset)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (2)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (1)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (1) (2)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (6)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap) (5)	Holding	11,251,175	-	100.00%	100.00%
MS Participações Societárias S.A. (MS Participações)	Holding	12,000	-	78.35%	78.35%
Mantiq Investimentos Ltda. (Mantiq) (8)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A. (Santos Energia) (8)	Holding	37,406	-	100.00%	100.00%
Santander Brasil EFC (9)	Financial	75	-	100.00%	100.00%

					June 30, 2012
		Number of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)
		Common Shares	Preferred	Direct	Direct and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil (10)
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (10)	Leasing	163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização) (5)	Capitalization	64,615	-	-	100.00%
Controlled by Santander Participações (11)
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	110,769,432	-	-	99.99%
Webmotors S.A. (11)	Other Activities	348,253,362	17,929,313	-	100.00%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (7)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (7)	Other Activities	3,859	1,217	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

		Adjusted Net			Results on Investments in
	Adjusted	Income (Loss)	Investments Value		Affiliates and Subsidiaries
	Stockholders' Equity	January 1 to			January 1 to	January 1 to
	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (3)	-	-	-	1,973,464	-	149,485
Santander Leasing	10,428,376	429,072	8,193,996	7,861,510	337,139	287,390
RCI Brasil Leasing (10)	-	-	-	220,440	8,732	11,509
Santander Brasil Asset (4)	211,500	29,150	211,500	157,398	23,730	35,645
Santander Consórcios	4,292	62	4,292	4,070	62	12
Santander Brasil Consórcio	164,564	16,849	164,564	134,034	16,849	15,962
Banco Bandepe (4)	3,105,510	131,650	3,105,510	4,329,947	96,650	75,321
Aymoré CFI	1,168,735	(52,779)	1,168,735	1,042,414	(52,779)	85,864

		Adjusted Net			Results on Investments in
	Adjusted	Income (Loss)	Investments Value		Affiliates and Subsidiaries
	Stockholders' Equity	January 1 to			January 1 to	January 1 to
	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
CFI RCI Brasil	907,987	49,600	362,205	116,566	20,223	9,729
Microcrédito	21,098	3,542	21,098	13,954	3,542	2,224
CRV DTVM (2) (4)	23,760	2,013	23,760	94,691	1,366	8,077
Santander CCVM (4)	283,137	37,371	283,137	231,492	30,061	25,329
Santander Brasil Advisory (1)	17,614	954	17,001	46,376	901	34,863
Santander Participações (1) (2)	1,561,949	158,219	1,561,949	180,130	158,219	20,594
Webmotors S.A. (11)	68,186	7,672	-	58,553	5,324	6,156
Santander Getnet (6)	43,895	17,773	21,948	7,806	8,887	1,195
Sancap (5)	306,588	65,992	306,588	-	65,992	-
MS Participações	6,583	(6,614)	5,158	-	(7,153)	-
Mantiq (8)	5,901	1,101	5,901	-	1,101	-
Santos Energia (8)	2,164	(326)	2,164	-	(645)	-
Santander Brasil EFC (9)	1,916,120	886	1,916,120	-	925	-
Controlled by CFI RCI Brasil (10)
RCI Brasil Leasing (10)	586,903	40,846	-	-	-	-
Controlled by Sancap
Santander Capitalização (5)	306,069	66,014	-	551,742	-	37,362
Controlled by Santander Participações (11)
Santander Serviços	118,628	4,475	-	-	-	-
Webmotors S.A. (11)	68,186	7,672	-	-	-	-
Jointly Controlled Companies
Cibrasec (4) (7)	74,866	7,620	10,209	10,448	688	1,114
Norchem Participações	46,753	1,696	23,377	27,040	848	1,538
EBP (7)	31,919	25,804	3,547	604	2,867	(667)
Others	-	-	-	85,807	-	-
Affiliate
Norchem Holding	114,625	3,359	22,321	21,806	731	1,681
Others	-	-	-	3,577	-	(108)
Total Bank			17,435,080	17,173,869	724,260	810,275

		Adjusted Net			Results on Investments in
	Adjusted	Income (Loss)	Investments Value		Affiliates and Subsidiaries
	Stockholders' Equity	January 1 to			January 1 to	January 1 to
	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Affiliate
Norchem Holding	-	-	22,321	21,806	731	1,681
Others	-	-	-	3,577	-	(108)
Total Consolidated	-	-	22,321	25,383	731	1,573

(1) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA;(ii) change the name of Santander CHP S.A. into Santander Brasil Advisory Services S.A. and (iii) amendment of its corporate purposes of both companies.
(2) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Santander Securities by Santander Participações. In the Meeting held on March 29, 2012, were approved the capital increase of Santander Participações amounts R$1,000,000, through the transfer of assets of Banco Santander, amount of R$745,191 and in the form of cash, totaling R$254,809.
(3) Interest sold on October 2011 (Note 36).
(4) The equity income does not include the interest on the outstanding equity in the period, which are presented in other operating revenues (Note 29).
(5) At the Meeting held on 29 April 2011 approved the Partial Spin-off version of Santander Seguros with spun-off part of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações S.A. (Note 36.b).
(6) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.
(7) Although participation was less than 20%, the Bank assumed a significant influence on their involvement, which was proven due to the enactment of the Bank's in Board of Directors of the investee and participation in policy-making process, including participation in decisions about dividends and transactions significant between the Bank and invested.
(8) Interest acquired in December, 2011.
(9) Independent subsidiary in Spain stablish in March 2012 (Note 13).
(10) At Meeting held on May 31, 2012, the stockolders' of RCI Brasil Leasing and CFI RCI Brasil, approved the incorporation of all shares issued from RCI Brasil Leasing to the equity of CFI RCI Brasil on March 31,2012 , so that RCI Brasil Leasing became wholly-owned subsidiary of CFI RCI Brasil.
(11) On June 29, 2012, approved the increase of the capital of Santander Participações amounts R$135,000, by issuing new shares subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 by the conference 366,182,675 thousand shares of its wholly-owned subsidiary Webmotors S.A., transferring the control to Santander Participações on April 30, 2012.

15. Fixed Assets

				Bank
			June 30, 2012	June 30, 2011
	Cost	Depreciation	Net	Net
Real Estate	2,135,430	(452,801)	1,682,629	1,732,853
Land	707,427	-	707,427	708,390
Buildings	1,428,003	(452,801)	975,202	1,024,463
Others Fixed Assets	7,010,842	(3,686,079)	3,324,763	2,725,599
Installations, Furniture and Equipment	1,649,153	(655,275)	993,878	829,241
Data Processing Equipment	2,041,696	(1,560,076)	481,620	471,359
Leasehold Improvements	2,164,661	(982,169)	1,182,492	1,040,124
Security and Communication Equipment	468,894	(262,892)	206,002	184,985
Others	686,438	(225,667)	460,771	199,890
Total	9,146,272	(4,138,880)	5,007,392	4,458,452

				Consolidated
			June 30, 2012	June 30, 2011
	Cost	Depreciation	Net	Net
Real Estate	2,137,572	(454,307)	1,683,265	1,734,984
Land	708,580	-	708,580	710,945
Buildings	1,428,992	(454,307)	974,685	1,024,039
Others Fixed Assets	7,080,645	(3,723,210)	3,357,435	2,755,100
Installations, Furniture and Equipment	1,658,232	(660,204)	998,028	833,023
Data Processing Equipment	2,049,746	(1,566,783)	482,963	472,527
Leasehold Improvements	2,209,205	(1,001,684)	1,207,521	1,063,725
Security and Communication Equipment	473,053	(266,764)	206,289	185,407
Others	690,409	(227,775)	462,634	200,418
Total	9,218,217	(4,177,517)	5,040,700	4,490,084

16. Intangibles

				Bank
			June 30, 2012	June 30, 2011
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(11,389,328)	14,622,762	17,993,007
Other Intangible Assets	6,783,697	(2,835,188)	3,948,509	2,995,558
Acquisition and Development of Software	3,271,244	(1,205,716)	2,065,528	1,916,410
Exclusivity Contracts for Provision of Banking Services	3,353,629	(1,618,102)	1,735,527	1,064,625
Others	158,824	(11,370)	147,454	14,523
Total	32,795,787	(14,224,516)	18,571,271	20,988,565

				Consolidated
			June 30, 2012	June 30, 2011
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,175,004	(11,419,121)	14,755,883	18,858,423
Other Intangible Assets	6,882,983	(2,864,838)	4,018,145	3,099,150
Acquisition and Development of Software	3,368,340	(1,231,171)	2,137,169	1,960,117
Exclusivity Contracts for Provision of Banking Services	3,353,629	(1,618,102)	1,735,527	1,064,625
Others	161,014	(15,565)	145,449	74,408
Total	33,057,987	(14,283,959)	18,774,028	21,957,573

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The base used for the impairment test is the value in use. For this purpose Management estimates cash flows, which is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other; (ii) behavior of the growth estimates for the brazilian financial system; (iii) increase in cost, returns, synergies, and investment plans; (iv) customer behavior; and (v) growth rate and adjustments applied to cash flows in perpetuity. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions described above the tests carried out in December 31, 2011 and 2010 did not identify any impairment to goodwill.

		Consolidated
	December 31, 2011	December 31, 2010
Operational Segment:
Banco Comercial	16,441,254	19,544,755
Assets and Insurance Management	133,121	865,416
Total	16,574,375	20,410,171

		Banco Comercial		Insurance (3)
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Main Assumptions:
Valuation Base	Value in use: cash flows		Value in use: cash flows
Period of Cash Flow Projections (1)	10 years	10 years	10 years	7 years
Growth Rate	5.0%	5.0%	5.0%	5.0%
Descount Rate (2)	15.2%	15.5%	17.2%	16.7%

(1) The cash flow projections are based on internal budget and growth plans of management, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.
(2) The discount rate is calculated based on the pricing model of capital assets (CAPM).
(3) In 2011, the goodwill of Real Seguros Vida e Previdência was written off, due totally sale of Santander Seguros shares (Note 36).

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					June 30, 2012	June 30, 2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	12,122,202	-	-	-	12,122,202	14,304,905
Savings Deposits	24,762,831	-	-	-	24,762,831	30,299,045
Interbank Deposits	-	1,632,341	32,237,016	18,321,824	52,191,181	37,951,701
Time Deposits	387,712	19,107,567	17,019,637	45,537,573	82,052,489	74,934,396
Total	37,272,745	20,739,908	49,256,653	63,859,397	171,128,703	157,490,047
Current					107,269,306	88,451,711
Long-term					63,859,397	69,038,336

						Consolidated
					June 30, 2012	June 30, 2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	11,949,002	-	-	-	11,949,002	14,073,386
Savings Deposits	24,762,831	-	-	-	24,762,831	30,299,045
Interbank Deposits	-	577,616	1,397,272	1,081,332	3,056,220	2,283,052
Time Deposits	387,712	19,106,706	17,019,629	45,537,167	82,051,214	75,021,416
Total	37,099,545	19,684,322	18,416,901	46,618,499	121,819,267	121,676,899
Current					75,200,768	68,831,045
Long-term					46,618,499	52,845,854

b) Money Market Funding

					Bank
				June 30, 2012	June 30, 2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	34,704,242	5,823,704	21,812,342	62,340,288	67,115,081
Government Securities	32,621,928	22,793	-	32,644,721	37,180,181
Others	2,082,314	5,800,911	21,812,342	29,695,567	29,934,900
Third Parties	9,770,446	-	-	9,770,446	361,497
Linked to Trading Portfolio Operations	4,101,442	2,166,938	-	6,268,380	9,922,515
Total	48,576,130	7,990,642	21,812,342	78,379,114	77,399,093
Current				56,566,772	57,179,382
Long-term				21,812,342	20,219,711

					Consolidated
				June 30, 2012	June 30, 2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	27,852,874	5,586,014	21,186,585	54,625,473	64,528,514
Government Securities	25,770,675	22,793	-	25,793,468	34,849,137
Debt Securities in Issue	2,060,704	5,562,180	20,741,467	28,364,351	29,679,377
Others	21,495	1,041	445,118	467,654	-
Third Parties	8,751,753	-	-	8,751,753	361,497
Linked to Trading Portfolio Operations	4,101,442	2,166,938	-	6,268,380	9,922,515
Total	40,706,069	7,752,952	21,186,585	69,645,606	74,812,526
Current				48,459,021	54,811,991
Long-term				21,186,585	20,000,535

c) Funds from Acceptance and Issuance of Securities

					Bank
				June 30, 2012	June 30, 2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	7,244,457	19,409,444	11,423,054	38,076,955	24,044,014
Real Estate Credit Notes - LCI	3,631,164	5,736,879	443,616	9,811,659	8,243,196
Agribusiness Credit Notes - LCA	685,636	957,507	241,357	1,884,500	917,484
Treasury Bills (1)	2,927,657	12,715,058	10,738,081	26,380,796	14,883,334
Securities Issued Abroad	250,167	463,102	10,532,110	11,245,379	8,549,814
Eurobonds	178,518	329,496	8,470,398	8,978,412	6,720,788
Securitization Notes - MT100 (2)	71,649	133,606	2,061,712	2,266,967	1,829,026
Total	7,494,624	19,872,546	21,955,164	49,322,334	32,593,828
Current				27,367,170	10,869,851
Long-term				21,955,164	21,723,977

					Consolidated
				June 30, 2012	June 30, 2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	588,438	108,814	586,814	1,284,066	800,124
Debentures Resources (3)	-	169,677	-	169,677	-
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	7,244,457	19,412,891	12,273,276	38,930,624	24,052,714
Real Estate Credit Notes - LCI	3,631,164	5,740,326	445,127	9,816,617	8,251,896
Agribusiness Credit Notes - LCA	685,636	957,507	241,357	1,884,500	917,484
Treasury Bills (1)	2,927,657	12,715,058	11,586,792	27,229,507	14,883,334
Securities Issued Abroad	250,167	463,102	10,532,110	11,245,379	8,549,814
Eurobonds	178,518	329,496	8,470,398	8,978,412	6,720,788
Securitization Notes - MT100 (2)	71,649	133,606	2,061,712	2,266,967	1,829,026
Total	8,083,062	20,154,484	23,392,200	51,629,746	33,402,652
Current				28,237,546	11,106,299
Long-term				23,392,200	22,296,353

(1)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount.On June 30, 2012, have a maturity between 2012 to 2017.
(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(3) Debentures issued by the subsidiary MS Participações Societárias S.A. in three series (November 2011, March 2012 and May 2012) with earnings indexed to CDI + 1.77% p.a. and maturing on November 21, 2012.

					Bank/Consolidated
					June 30, 2012	June 30, 2011
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,427,636	1,874,631
Eurobonds	April and November-10	April-15	US$	4.5%	1,711,599	1,354,173
Eurobonds	January and June-11	January-16	US$	4.3%	1,709,518	1,346,829
Eurobonds	February-12	February-17	US$	4.6%	1,623,292	-
Eurobonds	December-10	December-11	US$	Zero Cupom	-	692,730
Eurobonds	April-11	July-11	US$	Zero Cupom	-	400,993
Eurobonds	November-05	November-13	R$	17.1%	333,182	333,182
Eurobonds	June-11	December-14	CHF	3.1%	325,480	280,607
Eurobonds	April-12	April-16	CHF	3.3%	322,511	-
Other					525,194	437,643
Total					8,978,412	6,720,788

					Bank/Consolidated
					June 30, 2012	June 30, 2011
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2004-1 Series (1)	September-04	September-11	US$	5.5%	-	16,003
2008-1 Series(1)	May-08	March-15	US$	6.2%	248,549	248,521
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	812,002	626,722
2009-1 Series (1)	August-09	September-14	US$	Libor (6 months) + 2.1%	85,555	78,630
2009-2 Series (1) (3)	August-09	September-19	US$	6.3%	102,820	79,410
2010-1 Series (1) (4)	December-10	March-16	US$	Libor (6 months) + 1.5%	508,519	387,858
2011-1 Series (1) (5)	May-11	March-18	US$	4.2%	204,488	234,788
2011-2 Series (1) (6)	May-11	March-16	US$	Libor (6 months) + 1.4%	305,034	157,094
Total					2,266,967	1,829,026

(1) Charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March 2015 (the period of this serie was extended by three years in August 2011).
(3) Notional will be paid in 14 semiannual installments from March 2013.
(4) Notional will be paid in 7 semiannual installments from March 2013.
(5) Notional will be paid in 9 semiannual installments from March 2014.
(6) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Time Deposits	3,725,130	3,474,911	3,728,301	3,480,470
Savings Deposits	758,910	974,658	758,910	974,658
Interbank Deposits	2,395,452	1,936,722	156,914	121,852
Money Market Funding	4,130,852	3,862,576	4,011,772	3,724,191
Updat and Interest from Insurance, Pension Plan and
Capitalization Provisions (Note 36)	-	-	48,892	785,423
Others (1)	3,273,880	2,144,183	3,400,819	2,222,504
Total	14,284,224	12,393,050	12,105,608	11,309,098

(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

				Bank/Consolidated
				June 30, 2012	June 30, 2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,868	38,995	96,869	146,732	-
Foreign Borrowings	4,440,619	8,677,007	1,378,948	14,496,574	13,379,064
Import and Export Financing Lines	3,903,578	8,230,060	1,271,199	13,404,837	12,168,809
Other Credit Lines	537,041	446,947	107,749	1,091,737	1,210,255
Domestic Onlendings	1,476,710	2,105,272	6,189,666	9,771,648	11,260,866
Foreign Onlendings	352,686	10,794	32,383	395,863	990,345
Total	6,280,883	10,832,068	7,697,866	24,810,817	25,630,275
Current				17,112,951	16,352,003
Long-term				7,697,866	9,278,272

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 (June 30, 2011 - through 2016) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.1% p.a. to 11.4% p.a. (June 30, 2011 - 0.4% p.a. to 12.5% p.a).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. to 2.1% p.a. (June 30, 2011 - 1.3% p.a. to 2.1% p.a.), plus exchange rate change falling due through January up to 2014 (June 30, 2011 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Provision for Tax Risks and Legal Obligations (Note 21.b)	8,649,660	7,062,137	10,890,542	8,951,741

Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.h)	810,841	987,747	970,131	1,126,126
Deferred Tax Liabilities	2,081,232	929,380	3,859,738	3,310,247
Accrued Taxes on Income	-	661,730	705,035	1,218,453
Taxes Payable	320,530	376,102	355,846	445,485
Total	11,862,263	10,017,096	16,781,292	15,052,052
Current	8,259,325	7,072,996	10,861,878	9,426,098
Long-term	3,602,938	2,944,100	5,919,414	5,625,954

Nature and Origin of Deferred Tax Liabilities

				Bank
	December 31, 2011	Recognition	Realization	June 30, 2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)	630,792	209,956	-	840,748
Adjustment to Fair Value of Available-for-Sale
Securities and Cash Flow Hedge (1)	646,056	487,800	-	1,133,856
Excess Depreciation of Leased Assets	115,144	-	(10,689)	104,455
Others	11,698	-	(9,525)	2,173
Total	1,403,690	697,756	(20,214)	2,081,232

			Bank
	December 31, 2010	Realization	June 30, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,424	(522,999)	514,425
Adjustment to Fair Value of Available-for-Sale Securities and
Cash Flow Hedge (1)	306,613	(31,442)	275,171
Excess Depreciation of Leased Assets	145,557	(7,947)	137,610
Others	2,174	-	2,174
Total	1,491,768	(562,388)	929,380

				Consolidated
	December 31, 2011	Recognition	Realization	June 30, 2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)	631,132	210,095	(314)	840,913
Adjustment to Fair Value of Available-for-Sale
Securities and Cash Flow Hedge (1)	657,036	502,205	(48)	1,159,193
Excess Depreciation of Leased Assets	2,172,560	66,611	(381,720)	1,857,451
Others	11,711	-	(9,530)	2,181
Total	3,472,439	778,911	(391,612)	3,859,738

				Consolidated
	December 31, 2010	Recognition	Realization	June 30, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,461	-	(523,009)	514,452
Adjustment to Fair Value of Available-for-Sale
Securities and Cash Flow Hedge (1)	352,104	38,042	(32,011)	358,135
Excess Depreciation of Leased Assets	2,532,224	32,402	(129,429)	2,435,197
Others	2,479	-	(16)	2,463
Total	3,924,268	70,444	(684,465)	3,310,247
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

					Bank/Consolidated
					June 30, 2012	June 30, 2011
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI	2,936,480	2,640,741
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,588,931	1,429,628
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,496,660	1,346,609
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	969,163	865,143
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	892,298	798,503
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	862,536	776,060
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI	540,923	486,938
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	505,262	454,720
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI	451,932	406,623
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	444,004	397,413
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	461,421	405,162
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI	154,319	136,620
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%	149,677	132,131
Total					11,453,606	10,276,291
Current					3,068,186	-
Long Term					8,385,420	10,276,291

(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Technical Reserve for Insurance, Pension Plan and
Capitalization Transactions (Note 36)	-	-	1,647,724	22,361,626
Credit Cards	10,789,684	7,405,026	10,789,684	7,405,026
Provision for Legal and Administrative Proceedings -
Labor and Civil (Note 21.b)	4,126,495	4,311,246	4,328,111	4,511,828
Employee Benefit Plans (Note 33)	1,302,007	1,197,576	1,302,007	1,197,576
Payables for Acquisition of Assets and Rights (1)	339,251	362,489	339,251	362,489
Reserve for Legal and Administrative Proceedings -Responsibility of
Former Controlling Stockholders(Note 21.h)	22,027	26,856	22,027	27,166
Accrued Liabilities
Personnel Expenses	1,127,230	1,057,284	1,193,144	1,106,568
Administrative Expenses	183,353	71,140	226,855	116,631
Others Payments	162,275	168,191	199,515	212,211
Creditors for Unreleased Funds	444,936	504,112	444,936	504,112
Provision of Payment Services	127,930	105,350	127,930	105,350
Agreements with Official Institutions	91,081	87,569	91,081	87,569
Suppliers	171,887	247,128	205,215	273,681
Others	2,015,510	1,573,469	2,401,970	2,174,328
Total	20,903,666	17,117,436	23,319,450	40,446,161
Current	17,032,667	12,242,312	19,142,941	34,910,739
Long-term	3,870,999	4,875,124	4,176,509	5,535,422

(1) Refers basically to export note loan operations in the amount of R$276,918 (June 30, 2011 - R$304,177).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2012 and 2011 no contingent assets were accounted.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Reserve for Tax Contingencies and Legal Obligations (Note 18)	8,649,660	7,062,137	10,890,542	8,951,741
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)	4,126,495	4,311,246	4,328,111	4,511,828
Labor	2,648,155	2,857,248	2,720,535	2,955,876
Civil	1,478,340	1,453,998	1,607,576	1,555,952
Total	12,776,155	11,373,383	15,218,653	13,463,569

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			June 30, 2012			June 30, 2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the year	7,766,647	3,261,334	1,365,778	6,523,044	2,709,904	1,482,239
Recognition Net of Reversal (1)	597,806	449,422	229,089	807,074	726,081	27,040
Inflation Adjustment	309,567	121,362	57,982	284,160	131,476	70,280
Write-offs Due to Payment (2)	(11,496)	(1,179,090)	(179,382)	(3,136)	(680,533)	(160,507)
Others (3)	(12,864)	(4,873)	4,873	(549,005)	(29,680)	34,946
Balance at End of the year	8,649,660	2,648,155	1,478,340	7,062,137	2,857,248	1,453,998
Escrow Deposits - Other Receivables	823,746	789,326	125,694	783,482	812,188	138,832
Escrow Deposits - Securities	23,319	56,278	5,202	23,981	54,706	3,488
Total Escrow Deposits (4)	847,065	845,604	130,896	807,463	866,894	142,320

						Consolidated
			June 30, 2012			June 30, 2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the year	9,742,170	3,337,704	1,468,490	8,302,715	2,808,836	1,571,006
Recognition Net of Reversal (1)	784,114	501,406	298,575	981,076	740,546	61,608
Inflation Adjustment	389,136	125,652	64,502	354,267	137,201	75,756
Write-offs Due to Payment (2)	(12,014)	(1,239,354)	(228,864)	(3,494)	(701,027)	(187,364)
Others (3)	(12,864)	(4,873)	4,873	(682,823)	(29,680)	34,946
Balance at End of the year	10,890,542	2,720,535	1,607,576	8,951,741	2,955,876	1,555,952
Escrow Deposits - Other Receivables	1,667,816	815,487	154,484	1,484,844	833,172	160,753
Escrow Deposits - Securities	30,038	56,278	5,202	31,075	54,706	3,488
Total Escrow Deposits (4)	1,697,854	871,765	159,686	1,515,919	887,878	164,241

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded under tax expenses and other operating income and social contribution.
(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.
(3) In 2011, refers, mainly, the transfer to provisions for legal and administrative proceedings - responsibility of former controlling (Note 21.h)
(4) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal Obligations - Tax and Social Security

The main judicial and administrative proceedings involving tax and social security obligations are:

PIS and Cofins - R$6,921,165 Bank and R$7,703,974 Consolidated (June 30, 2011 - R$5,429,379 Bank and R$6,063,050 Consolidated): Banco Santander and others companies of the Consolidated filed lawsuits seeking to invalidate the provisions of Law No. 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$436,414 Bank and R$1,134,919 Consolidated (June 30, 2011 - R$535,718 in the Bank and R$1,122,733 in the Consolidated): Banco Santander and other companies of the Consolidated filed for an injunction to avoid the increase in the CSLL tax rate established by Provisional Measure 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate, from April 2008. The lawsuits are still pending.

CSLL - Equal Tax Treatment - R$3,484 Bank and R$50,079 Consolidated (June 30, 2011 - R$3,387 Bank and R$58,210 Consolidated): Banco Santander and others companies of the Consolidated filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) or “CSLL” rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

e) Provisions for Tax Risks and Social Security

Refer to judicial and administrative proceedings related to taxes and social security, based on the legal counsel’s opinion, as probable loss for which provisions were recorded.

The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$385,254 Bank and R$664,619 Consolidated (June 30, 2011 - R$320,067 Bank and R$506,212 Consolidated): Banco Santander and other companies of the Consolidated argue, in administrative and judicial proceedings, some municipalities collection of Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$300,399 Bank and R$317,177 Consolidated (June 30, 2011 - R$333,938 Bank and R$357,649 Consolidated): Banco Santander and other companies of the Consolidated rare involved in administrative and judicial proceedings regarding the collection of income tax on social security and education-salary over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Provisions for Legal and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Provisions for Judicial and Administrative Proceedings - Civil Contingencies

They are legal preceedings related to civil actions being:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position's by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the STJ decided that the period of prescription for class actions regarding Economic plans in five years from each Economic plans dates.With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence.Banco Santander believes that its defense's arguments can be well succeed.

h) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$810,841, R$13,699 and R$8,328 (June 30, 2011 - R$987,747, R$15,985 and R$10,871) in the Bank and R$970,131, R$13,699 and R$8,328 (June 30, 2011 - R$1,126,126, R$15,985 and R$11,181) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

i) Contingent Liabilities Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (Tax on Banking Transactions) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment againstformer Banco Santander Brasil S.A. The tax assessments refer to the collection of a Provisional Contribution on Financial Transactions (“Contribuição Provisória sobre Movimentação Financeira”) or “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – “CARF”), while Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before “CARF”. As of June 30, 2012 amounts related to these claims are approximately R$576 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of financial institutions was exchanged by Banco Santander as reimbursement obligations for payments made by the Bank and our controlled entities as a result of liabilities arising from the activities held for this institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF was handed down to cancel the tax assessments corresponding to the 2002 tax year . In February 2012 this decision was declared non-appealable. Proceedings related to tax years 2003 to 2006 are ongoing and, in June 30, 2012 amounts related to this infraction are approximately R$216 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$440 million.

Credit Losses - administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$344 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$110 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7.689/1988 and Law 7.787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$163 million.

INSS on Profits or Results (PLR) - refers to judicial and administrative proceedings arising from tax assessments, which aim to collect social security contributions on payments made by the Bank and the consolidated companies, as a PLR. The Tax Authorities have concluded that the requirements were not met the law. Against these charges were brought the applicable appeals, because the Management believes that all procedures have been adopted under the law to characterize the nature of payment of PLR. The amount involved is approximately R$277 million.

IRPJ andCSLL-CapitalGain- The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Santander Insurance. As of June 30, 2012 the amount related to this proceeding is approximately R$218 million.

Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

					Shares in Thousands
			June 30, 2012			June 30, 2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	17,082,873	16,935,266	34,018,139	38,087,386	36,131,697	74,219,083
Foreign Residents	195,758,859	169,267,119	365,025,978	174,754,346	150,070,688	324,825,034
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treausry Shares	(558,316)	(507,560)	(1,065,876)	-	-	-
Total Outstanding	212,283,416	185,694,825	397,978,241	212,841,732	186,202,385	399,044,117

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

				June 30, 2012
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Interim Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on Capital (3) (4)	170,000	0.4081	0.4489	44.8927
Total Accumulated as of June 30, 2012	1,470,000

(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June 2012.
(3) Established by the Board of Directors in June 2012, common shares - R$0.3469, preferred shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) The amount of interim dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2012 and will be paid on August 29, 2012, without any compensation to monetary.
(5) The amount of interim dividends shall be attributed entirely to the supplementary dividend for the year 2012 and will be paid on August 29, 2012, without any compensation to monetary.

				June 30, 2011
	In Thousands of	Brazilian Real per Thousand Shares/Units
	Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (5) (6)	600,000	1.4366	1.5802	158.0216
Reserve for Dividend Equalization (2) (5)	273,840	0.6556	0.7212	72.1211
Interim Dividends (2) (5) (6)	476,160	1.1401	1.2541	125.4059
Interest on Capital (3) (5) (6)	550,000	1.3168	1.4485	144.8532
Interim Dividends (4) (5) (6)	100,000	0.2394	0.2634	26.3369
Total Accumulated as of June 30, 2011	2,000,000

(1) Established by the Board of Directors in March 2011, common shares - R$1.2211, preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May 2011.
(3) Established by the Board of Directors in June 2011, common shares - R$1,1193, preferred shares - R$1,2313 and Units - R$123,1252, net of taxes.
(4) Established by the Board of Directors in June 2011.
(5)The amount of interest on capital and interim dividens were be paid on August 29, 2011.
(6) The amount of interim dividens and interest on capital will be recorded fully on mandotory dividends for the year 2011.

c) Dividend Equalization Reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury Shares

In the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program in force issued by the Bank was approved, for held in treasury or subsequent sale, valid up to August 24,2012.

The new Buyback Program aims to : (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision, by the Bank, of trainer market services (“market maker”) in Brazil for certain índex funds, where the Units are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

In 2012 was acquired 3,037,500 Units that stay in treasury. The accumulated balance of treasury shares on June 30, 2012 is 8,418,300 Units, amounting to R$131,740. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$15.65 and R$18.52.In 2011 was acquired and hold in treasure 1,732,900 ADRs, amounts R$35,798. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on June 30, 2012 was R$15.40 per Unit and US$7.75 per ADR.

Additionally, during the period of 6 months ended in June 30, 2012, treasury shares were traded, refer to the services of a market maker ("Market Maker") that resulted in a loss of R$51, recorded directly in stockholders'equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is decreased by unrealized results amounting of R$17,323 (June 30, 2011 - R$15,301). On the first half of 2012, were realized results amounting of R$12,368 (2011 - R$6,748).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital. In July 2008 new regulatory capital measurement rules, under the Basileia II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	June 30, 2012	June 30, 2011
Tier I Regulatory Capital	64,876,391	64,536,498
Tier II Regulatory Capital	6,507,138	7,209,367
Regulatory Capital (Tier I and II)	71,383,529	71,745,865
Required Regulatory Capital	35,877,747	29,037,328
Portion of Credit Risk (2)	31,302,319	26,034,786
Market Risk Portions (3)	2,727,346	1,314,991
Operational Risk Portion	1,848,082	1,687,551
Basel II Ratio (4)	21.9%	27.2%

(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(2) For the portfolio of individuals, the Central Bank Letter 3.515/2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles with maturing between 24 and 60 months, reduces the risk weight for credit contracted consigned up later from 150% to 75% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.
(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).
(4) Does not include the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 18.6% (June 30, 2012 -R$21.9%).

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On June 30, 2012 and 2011, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors Meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2012, amounts R$3,960. Both proposals will be subject to determination by the General Assembly Meeting to be held on April 25, 2012.

b) Long-Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Spain Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.c).

c) Short-Term Benefits

The table below shows the salary of Board od Directors, Executive Board and Audit Comittee:

	January 1 to	January 1 to
	June 30, 2012	June 30, 2011
Fixed Compensation	23,091	24,446
Variable Compensation (1)	68,848	115,474
Shares Based Payments (2)	22,166	8,820
Others	6,200	5,340
Total (3)	120,305	154,080

(1) In 2011, includes the portion incurred with changes in administrative structure and governance in the completion of the integration of the Bank.
(2) On October 25, 2011, the Bank launched a new plan for shares based compensation for executives (Note 33.c) in line with the National Monetary Council Resolution No. 3921 of November 25, 2010.
(3) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the first half of 2012, was paid to the Directors of Santander Asset amounting to R$2,078 and in 2011 was paid to the Directors of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset R$3,259.

Additionally, on the first half of 2012, charges were collected on management compensation in the amount of R$18,573 (2011 -R$11,226).

d) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Lending Operations

Under current legislation, loans or advances ar not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						June 30, 2012
		Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
		(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	62,040,912	29.2%	51,780,792	27.9%	113,821,704	28.6%
Sterrebeeck B.V.(1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Banco Santander, S.A. (1)	541,249	0.3%	492,044	0.3%	1,033,293	0.3%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	188,827	0.1%	172,916	0.1%	361,743	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	49,778,681	23.4%	46,756,743	25.1%	96,535,424	24.2%
Total	212,283,416	100.0%	185,694,825	100.0%	397,978,241	100.0%

						June 30, 2011
		Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
		(In Thousand of Shares, Except Percentages)
(GES)(1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
(SIH) (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	223,160	0.1%	204,219	0.1%	427,379	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,917,601	17.8%	35,973,850	19.3%	73,891,451	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . In June 30, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12%. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds. Following such transactions, Santander Spain, directly and indirectly, now holds 76.6% of the voting capital and 75.8% of the total capital of Banco Santander of shares outstanding.

g) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

				Bank
		January 1 to		January 1 to
	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2011
	Assets	Incomes	Assets	Incomes
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	180,708	-	287,364	-
Banco Santander Espanha	180,202	-	286,302	-
Banco Santander Totta, S.A.	506	-	1,062	-
Interbank Investments	48,362,229	2,106,852	25,798,746	1,164,167
Aymoré CFI	43,135,090	2,071,248	23,155,083	1,140,546
Banco Santander Espanha (1)	4,515,606	2,812	2,213,640	2,444
CFI RCI Brasil	711,533	32,635	430,023	21,177
Others	-	157	-	-
Securities	34,513,049	1,517,067	31,194,470	1,630,664
Santander Leasing	34,513,049	1,517,067	31,194,470	1,630,664
Derivatives Financial Instruments - Net	(528,509)	(172,664)	(124,266)	(359,382)
Santander Benelux, S.A., N.V. (Santander Benelux)	(323,190)	121,348	(149,820)	(304,212)
Real Fundo de Investimento Multimercado Santillana Crédito
Privado (Fundo de Investimento Santillana)	(181,664)	(270,743)	2,209	(36,985)
Abbey National Treasury Services Plc (Abbey National Treasury)	(54,316)	(19,294)	(5,681)	(27,510)
Banco Santander Espanha	28,075	(4,408)	10,626	4,221
Santander Leasing	2,586	433	18,400	5,104
Dividends and Bonuses Receivables	7,976	48,377	-	269,394
Aymoré CFI	-	-	-	13,840
Santander Brasil Asset	-	5,420	-	3,990
Banco Bandepe	-	35,000	-	120,010
Santander Leasing	-	-	-	55,788
Santander Seguros	-	-	-	61,676
Santander CCVM	-	7,310	-	6,650
CFI RCI Brasil	7,976	-	-	-
CRV DTVM	-	647	-	-
Sancap	-	-	-	2,510
Santander Brasil Consórcio	-	-	-	3,420
Webmotors S.A.	-	-	-	1,510
Trading Account	342,454	163	231,315	2,724
Santander Benelux	325,551	163	211,638	164
Banco Santander Espanha	16,903	-	19,677	2,560
Foreign Exchange Portfolio - Net	122,893	123,072	33,134	(3,639)
Banco Santander Espanha	122,893	123,072	33,134	(3,639)
Receivables from Affiliates	460,849	292,247	481,621	219,296
Zurich Santander Brasil Seguros e Previdência S.A.	417,541	25	334,111	17,754
Santander Capitalização	14,246	92,487	15,524	91,477
Zurich Santander Brasil Seguros S.A.	26,260	-	65,686	-
Aymoré CFI	100	127,326	2,220	91,472
Santander Leasing	-	34,072	59,849	2,159
Others	2,702	38,337	4,231	16,434
Other Receivables - Other	118,816	4,361	147,701	27,330
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	85,715	-	129,597	-
Banco Santander Espanha	8,958	652	17,003	14,941
CFI RCI Brasil	-	1,718	-	-
Santander Capitalização	1,008	1,632	1,076	1,245
Aviación Centaurus, A.I.E.	-	-	-	9,168
Aymoré CFI	-	305	-	1,590
Others	23,135	54	25	386

				Bank
		January 1 to		January 1 to
	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2011
	Assets	Incomes	Assets	Incomes
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Deposits	(53,698,201)	(2,380,536)	(37,537,978)	(1,896,685)
Santander Leasing	(33,218,209)	(1,629,616)	(32,662,582)	(1,340,796)
Banco Santander Espanha (2)	(1,633,722)	(16,682)	-	-
Aymoré CFI	(17,631,394)	(684,412)	(2,573,711)	(441,467)
Banco Bandepe	(699,856)	(36,853)	(1,950,682)	(96,311)
Others	(515,020)	(12,973)	(351,003)	(18,111)
Repurchase Commitments	(8,810,414)	(124,847)	(2,875,773)	(154,785)
Fundo de Investimento Santillana	-	(1,922)	(208,391)	(6,916)
Santander Brasil Advisory	(16,755)	(1,389)	(45,798)	(3,303)
Webmotors S.A.	(50,243)	(2,146)	(44,121)	(2,305)
Santander Brasil Consórcio	(186,031)	(7,840)	(142,125)	(7,267)
Isban Brasil S.A.	(47,667)	(2,494)	(52,194)	(2,950)
Banco Bandepe	(57,610)	(3,098)	(83,930)	(3,723)
Produban Informática S.A.	(28,868)	(1,320)	(27,595)	(1,433)
Santander Fundo de Investimento Financial Renda Fixa	(6,651,765)	(36,603)	(1,095,199)	(57,332)
Santander Leasing	(999,999)	(45,302)	(1,000,000)	(54,111)
Santander CCVM	(160,572)	(6,862)	(121,141)	(5,846)
Santander Participações	(537,336)	(11,203)	-	-
Others	(73,568)	(4,668)	(55,279)	(9,599)
Borrowings and Onlendings	(608,300)	(5,037)	(1,417,597)	(51,362)
Banco Santander Espanha (3)	(578,864)	(4,876)	(1,255,899)	(51,362)
Others	(29,436)	(161)	(161,698)	-
Dividends and Bonuses Payables	(1,047,435)	-	(1,486,486)	-
Sterrebeeck B.V.	(646,984)	-	(851,777)	-
GES	(395,498)	-	(633,805)	-
SIH	(687)	-	(904)	-
Banco Santander Espanha	(4,266)	-	-	-
Payables from Affiliates	(5,037)	(147,124)	(11,514)	(97,052)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)	-	(2,659)	-	(50,311)
Isban Brasil S.A.	-	(44,011)	-	(28,242)
Produban Informática S.A.	-	(70,005)	-	-
Microcrédito	(2,893)	(15,930)	(8,895)	(12,570)
Banco Santander Espanha	(1,960)	-	(1,934)	-
Aquanima Brasil Ltda.	-	(10,750)	-	-
Others	(184)	(3,769)	(685)	(5,929)
Other Payables - Other	(2,276,166)	(84,627)	(1,833,032)	(72,203)
Banco Santander Espanha	(3,713)	(29,146)	(530)	(14,536)
Brazil Foreign	(2,266,967)	(31,176)	(1,829,026)	(23,982)
Aquanima Brasil Ltda.	-	-	-	(10,750)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	(12,969)	-	(11,996)
Produban Servicios	-	(7,969)	-	(7,365)
GetNet	(5,486)	-	-	-
Others	-	(3,367)	(3,476)	(3,574)

				Consolidated
		January 1 to		January 1 to
	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2011
	Assets	Incomes	Assets	Incomes
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	187,695	-	287,364	-
Banco Santander Espanha	187,189	-	286,302	-
Banco Santander Totta, S.A.	506	-	1,062	-
Interbank Investments	6,184,266	6,224	2,213,640	2,444
Banco Santander Espanha (1)	6,184,266	6,224	2,213,640	2,444
Derivatives Financial Instruments - Net	(529,960)	(176,068)	(142,666)	(362,112)
Santander Benelux	(323,190)	121,348	(149,820)	(304,212)
Fundo de Investimento Santillana	(181,664)	(270,743)	2,209	(36,985)
Abbey National Treasury	(54,316)	(19,294)	(5,681)	(27,510)
Banco Santander Espanha	29,210	(7,379)	-	-
Santander Leasing	-	-	10,626	6,595
Trading Account	342,454	163	231,315	2,724
Banco Santander Espanha	16,903	-	19,677	2,560
Santander Benelux	325,551	163	211,638	164
Foreign Exchange Portfolio - Net	122,893	123,072	33,134	(3,639)
Banco Santander Espanha	122,893	123,072	33,134	(3,639)
Receivables from Affiliates	444,290	40,454	-	1,085
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	-	551
Produban Informática S.A.	-	195	-	195
Isban Brasil S.A.	-	330	-	331
Zurich Santander Brasil Seguros S.A.	26,259	13,009	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	417,982	26,446	-	-
Abbey National Treasury Services Plc	-	12	-	-
Aquanima Brasil Ltda.	-	167	-	-
Fundo de Investimento Santillana	49	295	-	-
Others	-	-	-	8
Other Receivables - Other	48,366	44,922	146,632	24,109
Brazil Foreign	-	-	129,597	-
Banco Santander Espanha	9,018	652	17,035	14,941
Aviación Centaurus, A.I.E.	-	-	-	9,168
Zurich Santander Brasil Seguros e Previdência S.A.	16,305	44,216	-	-
Zurich Santander Brasil Seguros S.A.	-	54	-	-
Abbey National Treasury Services Plc (Abbey National Treasury)	23,043	-	-	-
Deposits	(1,937,409)	(22,566)	(51,063)	(2,493)
Banco Santander Espanha (2)	(1,633,722)	(16,682)	-	-
Zurich Santander Brasil Seguros S.A.	(206)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	(34,462)	-	-	-
Isban Brasil S.A.	(25,380)	(546)	(42,550)	(2,218)
Others	(243,639)	(5,338)	(8,513)	(275)
Repurchase Commitments	(76,908)	(5,767)	(289,206)	(16,399)
Fundo de Investimento Santillana	-	(1,922)	(208,391)	(6,916)
Produban Informática S.A.	(28,868)	(1,320)	(27,595)	(1,433)
Isban Brasil S.A.	(47,667)	(2,494)	(52,194)	(2,950)
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)	-	-	-	(5,013)
Others	(373)	(31)	(1,026)	(87)
Borrowings and Onlendings	(608,300)	(5,037)	(1,417,597)	(51,362)
Banco Santander Espanha (3)	(578,864)	(4,876)	(1,255,899)	(51,362)
Others	(29,436)	(161)	(161,698)	-
Dividends and Bonuses Payables	(1,047,435)	-	(1,486,486)	-
Sterrebeeck B.V.	(646,984)	-	(851,777)	-
GES	(395,498)	-	(633,805)	-
SIH	(687)	-	(904)	-
Banco Santander, S.A.	(4,266)	-	-	-

				Consolidated
		January 1 to		January 1 to
	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2011
	Assets	Incomes	Assets	Incomes
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Payables from Affiliates	(2,655)	(130,765)	(2,014)	(83,911)
Banco Santander Espanha	(2,051)	-	(2,014)	-
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)	-	(2,659)	-	(50,311)
Ingeniería de Software Bancário, S.L.	-	(2,797)	-	-
Isban Brasil S.A.	-	(44,011)	-	(28,242)
Produban Informática S.A.	-	(70,005)	-	-
Aquanima Brasil Ltda.	-	(10,750)	-	-
Produban Servicios	-	-	-	(2,361)
Zurich Santander Brasil Seguros e Previdência S.A.	(31)	-	-	-
Ingeniería	-	-	-	(2,325)
Others	(573)	(543)	-	(672)
Other Payables - Other	(53,971)	(68,059)	(1,882,823)	(72,203)
Banco Santander Espanha	(3,713)	(29,146)	(530)	(14,536)
Brazil Foreign	-	-	(1,829,026)	(23,982)
Ingeniería	-	(12,969)	-	(11,996)
Produban Servicios	-	(7,969)	-	(7,365)
Zurich Santander Brasil Seguros e Previdência S.A.	(48,875)	(14,164)	-	-
Aquanima Brasil Ltda.	(1,383)	(444)	-	(10,750)
Others	-	(3,367)	(53,267)	(3,574)

(1) In June 30, 2012, refers to raising funds through foreign operations transfers with maturity up to 2 July 2012 and interest rates of 0.17% p.a.
(2) In June 30, 2012 refers to the raising of funds through deposits ("Time Deposits") of R$815,419 maturing on August,27 2012 and interest of 2.56% p.a. and R$818,303 maturing on December 27, 2012 and interest of 3.63% p.a.
(3) In June 30, 2012 refers to raising funds through operations overseas transfers totaling R$578,864 maturing up to January 2015 and interest rates between 0 45% and 5.82% p.a.

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Resource Management	544,229	525,090	650,343	622,032
Check Account Services	786,730	728,073	783,078	725,061
Lending Operations	290,916	276,904	532,427	461,526
Insurance Fees	793,590	888,607	790,654	842,809
Credit Cards (Debit and Credit) and Acquiring Services	1,236,419	930,999	1,314,866	973,346
Collection	351,680	292,232	351,680	292,126
Brokerage, Custody and Placement of Securities	104,360	195,264	174,935	253,443
Others	149,150	140,500	245,165	205,457
Total	4,257,074	3,977,669	4,843,148	4,375,800

26. Personnel Expenses

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Compensation	1,664,464	1,433,607	1,763,801	1,501,442
Charges	629,441	587,093	665,397	615,819
Benefits	508,168	456,641	537,441	479,214
Training	54,010	50,075	54,328	50,445
Others	7,876	6,824	8,193	7,140
Total	2,863,959	2,534,240	3,029,160	2,654,060

27. Other Administrative Expenses

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Depreciation and Amortization (1)	2,607,151	2,177,396	2,615,520	2,184,379
Outside and Specialized Services	923,114	857,509	1,020,024	926,655
Communications	295,076	296,684	301,421	305,012
Data Processing	604,337	581,463	609,579	587,092
Advertising, Promotions and Publicity	171,046	153,213	198,296	168,580
Rentals	297,350	260,514	298,810	264,806
Transportation and Travel	81,838	75,451	98,139	87,591
Financial System Services	119,673	110,238	129,421	120,728
Security and Money Transport	274,727	245,571	274,783	246,077
Asset Maintenance and Upkeep	94,000	88,147	94,719	89,264
Water, Electricity and Gas	89,812	80,499	89,933	81,272
Materials	56,104	47,790	57,022	48,735
Others	117,577	106,717	114,439	113,849
Total	5,731,805	5,081,192	5,902,106	5,224,040

(1) In the Bank and Consolidate, includes goodwill amortization of R$1,818,492 (2011 - R$1,551,748), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cofins (Contribution for Social Security Financing)	662,399	692,639	779,060	837,725
ISS (Tax on Services)	155,484	182,149	190,725	210,241
PIS/Pasep (Tax on Revenue)	107,640	111,862	127,103	135,917
Others	318,806	264,492	367,499	303,066
Total	1,244,329	1,251,142	1,464,387	1,486,949

29. Other Operating Income

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net Income from Premiums, Pension and Capitalization (Note 36)	-	-	164,879	393,947
Monetary Adjustment of Escrow Deposits	143,036	189,407	185,590	225,222
Recovery of Charges and Expenses	310,920	312,326	210,745	208,778
Reversal of Operating Accruals	220,326	53,569	228,527	77,347
Monetary Variation	119,365	213	119,393	277
Dividends and Bonuses	49,330	275,310	610	5,620
Result on Impairment of Assets	234	-	234	-
Others	128,712	39,946	162,857	82,490
Total	971,923	870,771	1,072,835	993,681

30. Other Operating Expenses

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operating Accruals
Tax	92,171	55,447	129,978	86,943
Labor	449,422	726,081	501,415	740,629
Civil	229,089	27,040	298,581	61,654
Others	228,772	248,937	266,230	323,431
Credit Cards	620,549	365,189	620,552	365,189
Actuarial Losses - Pension Plan (Note 33.a)	137,019	91,765	137,019	91,765
Monetary Losses	797	33,801	866	35,870
Legal Fees and Costs	51,720	42,904	57,207	46,809
Serasa and SPC (Credit Reporting Agency)	30,939	28,713	35,634	33,871
Result on Impairment of Assets	-	1,425	-	1,425
Brokerage Fees	24,977	22,654	25,027	22,813
Commissions	41,579	24,739	56,213	32,869
Others	573,893	563,353	691,112	648,374
Total	2,480,927	2,232,048	2,819,834	2,491,642

31. Non-operating Result

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Result of Investments	13,454	55,878	23,296	100,704
Result on Sale of Other Assets	1,295	5,315	2,410	5,642
Reversal (Recognition) of Allowance for Losses on Other Assets	10,070	1,245	10,581	(3,529)
Expense on Assets Not in Use	(6,182)	(5,638)	(6,960)	(6,196)
Gains (Losses) of Capital	6,165	(2,361)	6,832	48,534
Other Income (Expenses)	(7,774)	21,646	(1,050)	23,441
Total	17,028	76,085	35,109	168,596

32. Income Tax and Social Contribution

		Bank		Consolidated
	January 1 to	January 1 to	January 1 to	January 1 to
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Income Before Taxes on Income and Profit Sharing	728,011	2,554,014	1,092,483	3,096,420
Profit Sharing (2)	(534,118)	(587,485)	(573,513)	(620,781)
Interest on Capital	(570,000)	(1,150,000)	(570,000)	(1,150,000)
Unrealized Profits	-	-	(15,573)	(6,748)
Income Before Taxes	(376,107)	816,529	(66,603)	1,318,891
Total Income and Social Contribution Tax at the Rates of 25% and
15%, Respectively	150,443	(326,612)	26,641	(527,556)
Equity in Subsidiaries	289,704	324,110	292	629
Nondeductible Expenses, Net of Non-Taxable Income	27,930	39,358	53,017	80,085
Exchange Variation - Foreign Branches	668,631	(375,915)	668,631	(375,915)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differenc	69,747	55,134	69,747	55,160
Effects of Change in Rate of CSLL (1)	-	40,972	16,572	55,921
Other Adjustments, Incluiding Profits Provided Abroad	(1,190)	93,961	106,696	94,736
Income and Social Contribution Taxes	1,205,265	(148,992)	941,596	(616,940)

(1) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(2) The basis of calculation is the net income, after IR and CSLL.

33. Employee Benefit Plans - Post-Employment Benefits a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension Intities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life.Plan is closed to new entrants since September 1, 2005

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants d since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): in July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Conglomerate. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): in March 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net

				June 30, 2012
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	15,172,041	32,739	358,529	1,040,427
Fair Value of Plan Assets	(13,200,404)	(94,644)	(3,229)	(1,319,805)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	(1,519,182)	-	(141,800)	-
Actuarial Gains	94,888	21,147	587	113,084
Value Unrecognized as Asset	163,457	40,758	(278)	165,326
Net Actuarial Asset at June 30, 2012	-	-	-	(968)
Net Actuarial Liability at June 30, 2012	710,800	-	213,809	-
Payments Made	(78,634)	-	(20,185)	-
Revenues (Expenses) Recorded	108,081	-	28,938	-
Actual Return on Plan Assets	380,637	20,137	153	67,343

The defined contribution plan amounts recognized on the first half of 2012 were R$28,741 (2011 - R$26,942) Bank and R$29,246 (2011 - R$27,378) Consolidated.

Actuarial Assumptions Adopted in Calculations

Nominal Discount Rate for Actuarial Obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.4%.
Expected Rate of Return on Plan Assets:
- Banesprev - Plan I - 10.9%.
- Banesprev - Plan II - 12.4%.
- Banesprev - Plan III - 12.4%.
- Banesprev - Plan IV - 10.7%.
- Banesprev - Supplementary Retirement and Pension Plan - 10.7%.
- Banesprev - Plan V - 10.7%.
- Sanprev - 10.6%.
- Bandeprev - 10.5%.
- SantanderPrevi - 10.7%.
- Other Plans: null - the plan does not have assets.
Estimated Long-term Inflation Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4%.
Estimated Salary Increase Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9%.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of Banco Real's former employees is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		June 30, 2012
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,881,388	433,021
Fair Value of Plan Assets	(4,429,087)	(127,773)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	-	(53,613)
Actuarial Gains	-	37,421
Value Unrecognized as Asset	(535,351)	88,342
Net Actuarial Asset at June 30, 2012	(83,050)	-
Net Actuarial Liability at June 30, 2012	-	377,398
Payments Made	22,402	(9,375)
Revenues (Expenses) Recorded	(11,241)	27,142
Actual Return on Plan Assets	111,993	8,631

c) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Management-level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchae Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-years cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP Plan, PI12 - PSP,
	PI13 - PSP and Pl14 - PSP (1)	SOP 2014 (2)
TSR Position	% of shares exercisable
1°	50%	100%
2°	35%	75%
3°	25%	50%
4°	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	38.58%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

	SOP 2014	Plano SOP
Method of Assessment	Black&Scholes	Binomial
Volatility	40.00%	57.37%
Rate of Dividends	3.00%	5.43%
Vesting Period	2 Years	2.72 Years
Average Exercise Time	5 Years	3.72 Years
Risk-Free Rate	10.50%	11.18%
Probability of Occurrence	71.26%	43.11%
Fair Value for Shares	R$6.45	R$7.19

The average value of shares SANB11 on June 2012 is R$15.44 (2011 - R$18.06) for Pl13 and Pl14 and R$16.04 for Pl12

On the first half of 2012, daily pro-rata expenses amounting R$12,913 (2011 - R$4,507) Bank and R$13,212 (2011 - R$4,674) Consolidated, relating to the SOP plan and R$12,432 (2011 - R$7,538) Bank and R$13,013 (2011 - R$7,934) Consolidated relating to the PSP plan. Also recorded in the period a loss with the oscillation of the market value of the share of the PSP Plan in the amount of R$2,519 (2011 - gain R$2,147) Bank and R$2,606 (2011 - gain R$2,260) in the Consolidated like personnel expenses. Expenses related to the plans SOP and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

		Exercise Price			Date of	Date of Expiry
	Number of	In Brazilian	Concession	Employees	Commencement	of Exercise
	Shares	Real	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2010	13,914,532
Cancelled Options (PI12 - PSP)	(106,718)		2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI12 - SOP)	40,479	23.50	2010	Executives	03/feb/2010	30/jun/2014
Granted Options (PI13 - PSP)	1,498,700		2011	Executives	03/feb/2010	30/jun/2013
Cancelled Options (PI13 - PSP)	(130,493)		2011	Executives	03/feb/2010	30/jun/2013
Granted Options (SOP 2014)	14,450,000	14.31	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(32,300)		2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI12 - SOP)	(800,000)	23.50	2010	Executives	03/feb/2010	30/jun/2014
Granted Options (PI13 - PSP)	-		2011	Executives	03/feb/2010	30/jun/2013
Cancelled Options (PI13 - PSP)	(44,040)		2011	Executives	03/feb/2010	30/jun/2013
Granted Options (PI14 - PSP)	1,910,000		2012	Executives	29/may/2012	30/jun/2014
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	26/oct/2011	31/dec/2013
Cancelled Options (SOP 2014)	(1,421,373)	14.31	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on 30/jun/2012	35,133,787
PI12 - SOP	11,863,338	23.50	2010	Executives	03/feb/2010	30/jun/2014
PI12 - PSP	1,152,655	-	2010	Executives	03/feb/2010	30/jun/2012
PI13 - PSP	1,324,167	-	2011	Executives	03/feb/2010	30/jun/2013
Pl14 - PSP	1,910,000		2012	Executives	29/may/2012	30/jun/2014
SOP 2014	18,883,627	14.31	2011	Executives	26/oct/2011	31/dec/2013
Total	35,133,787

c.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuationt is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Executives	21/jun/2008	31/jul/2011
Cancelled Options (PI11)	(527,286)	2008	Executives	21/jun/2008	31/jul/2011
Granted Options (PI14)	531,684	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on December 31, 2011	1,670,701
Cancelled Options (PI14)	(59,373)	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on June 30, 2012	1,611,328
Plan I12	541,206	2009	Executives	19/jun/2009	31/jul/2012
Plan I13	597,811	2010	Executives	01/jul/2010	31/jul/2013
Plan I14	472,311	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on June 30, 2012	1,611,328

On the first half of 2012, pro-rata expenses were registered in the amount of R$2,888 (2011 - R$6,717) Bank and R$3,004 (2011 -R$7,038) Consolidated, related to the costs of the cycles mencioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

c.3.) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. In June 30, 2012, was recorded credits amounting R$4,018 (2011 - R$1,134) in the Bank and R$4,094 (2011 - R$991) in the Consolidated.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". In June 30, 2012, there were credits in the amount of R$2,202 (in 2011, no expenses was recorded), the Bank and Consolidated regarding the provision of the plan and was recorded gains with the oscillation of the share market value of the plan in the amount of R$2,405 in the Bank and R$2,413 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. In June 30, 2012, there were credits of R$56 (in 2011, no expenses was recorded) in the Bank and R$44 (in 2011, no expenses was recorded) at Consolidated.

34. Risk Management Structure

Banco Santander operates with local appetites and in accordance with risk policies of Santander Conglomerate, aligned with local and global performance objectives and follows the instructions of the Board of Directors, the rules of the Central Bank of Brazil and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

- Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;

- The involvement of senior management in decision-making;

- A consensus between the risk and business departments on decisions involving credit operations;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Ajusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:

- Aproove proposals, transactions and limits of client and portfolio;

- Ensure that the performance of Banco Santander is consistent with the level of risk tolerance, previously approved by Executive Committee and the Council, aligned with the policies of the Santander Conglomerate;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee. Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management is done in accordance with the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer;and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

In order to do credit operations safely and in accordance with the current standards, we collect documents and information to determine the risk involved and the volumes of guarantees and provisions required, identifying the borrower and counterparty. Policies, systems and procedures used are revaluated at least annually, constantly compatible with our needs and the market scenarios. Policies, systems and procedures used are reassessed at least annually to always be in accordance with our needs and the market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sectoral and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management includes securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Banco Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated. The Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and to make exceptions or renegotiate certain transactions. It is also possible to increase the level of guarantee when necessary.

In order to complement the use of the admission and rating models, Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business´ proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment). For large corporate groups, it is used a pre-assessment model according to the capital allocated. For the other corporations, it is used a simplified pre-assessment model in maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the limits of the portfolio are planned by credit management programs (PGC), which is a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, the limits that the activity is subject to and the risk management.This group of customers is treated by the most automated form of risk assessment. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by local and global teams to which specific managers and resources have been assigned. This area is made up of teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect. Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Exective Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen Letter 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

This process uses tools such as behavioral scoring to study the collection performance of certain groups, in an effort to reduce costs and increase recovery rates. These models are designed to measure the probability of customer payment collection efforts in such a way that customers less likely to effect payment are dealt with in a more opportune and intense manner. In the case of customers that are more likely to effect payment, efforts are centered on maintaining a healthy relationship. All customers with overdue payments or rescaled credit are subject to internal restrictions.

Strategies and channels are established in accordance with the analyses that reveal the greatest efficiency in collection. During the first few days of default, a more intensified collection model is adopted, employing specific strategies and closer internal monitoring. Service centers, credit blacklisting, and collection by mail and through the branch network are the methods used by the branch network during this phase, all aimed at customer recovery.

In cases of delays of over 60 days and more significant amounts, internal teams specializing in credit restructuring and recovery enter into action, operating directly with the non-performing customers. Recovery of lesser amounts or more serious delays is carried out by legal or administrative third parties, which are paid commission on any amounts recovered in accordance with internal criteria.

h) Other Information

(i) Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br\ri.

35. Supplementary Information - Conciliation of the Stockholders' Equity and Consolidated Net Income

Are present above a conciliation of shareholders’ equity and net income attributed to the Controller between brazilian accounting practices (BRGAAP) and IFRS (2), with the conceptual description of the main adjustments:

	Note	June 30, 2012	June 30, 2011
Shareholders' Equity Attributed to the Parent Under Brazilian GAAP (1)		65,829,349	64,684,450
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss	c	10,165	(973)
Redesignation of Financial Instruments to Available-for-Sale	a	498,428	311,921
Impairment on Loans and Receivables	b	1,104,676	800,674
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	d	465,394	415,869
Reversal of Goodwill Amortization	e	11,604,695	8,318,542
Realization on Purchase Price Adjustments	f	682,532	682,210
Share Based Payments	g	-	25,650
Others		(11,869)	31,340
Shareholders' Equity Attributed to the Parent Under IFRS		80,183,370	75,269,683
Non-controlling interest under IFRS		24,793	10,241
Shareholders' Equity (Including Minority Interest) Under IFRS		80,208,163	75,279,924

		January 1 to	January 1 to
	Note	June 30, 2012	June 30, 2011
Net Income Attributed to the Parent Under Brazilian GAAP (1)		1,411,526	1,824,285
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss	c	(298)	(2,444)
Redesignation of Financial Instruments to Available-for-Sale	a	1,614	8,913
Impairment on Loans And Receivables	b	(23,430)	580,084
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	d	(80,369)	115,869
Reversal of Goodwill Amortization	e	1,818,468	1,551,723
Realization on Purchase Price Adjustments	f	(26,001)	41,016
Others		73,275	32,001
Net Income Attributed to the Parent Under IFRS		3,174,785	4,151,447
Non-controlling interest under IFRS		7,539	2,468
Net Income (Including Non-Controlling Interest) Under IFR		3,182,324	4,153,915

(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments, as for example, in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

On the income refers to the adjust based on estimated losses on loans and receivables portifolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bacen. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Classification of Financial Instruments at Fair Value Through Profit or Loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis under IFRS, as it eliminates an accounting mismatch in the recognition of income and expenses.

d) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of Goodwill Amortization

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on Purchase Price Adjustments

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3 "business combinations", the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

- The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portifolio in comparison to its nominal value, which is appropriated by its average realization period; and

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in stockholder's equity, while in BRGAAP it is accounted in other payables - other. In January 2012, the BRGAAP started to adopt the resolution CMN 3.989/11 which eliminated the asymmetry with the international standard.

36. Corporate Restructuring

a) Sale Process of Zurich Santander Brasil Seguros e Previdência S.A. (New corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (SUSEP) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander (Brasil) S.A. (Banco Santander) of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A., to be approved by SUSEP) for (i) Zurich Santander Insurance America, SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander S.A. (Banco Santander Spain), and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and (ii) Banco Santander to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 (received in October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24.506.783, main represented by R$21,551,422 of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The Zurich Santander Brasil Seguros e Previdência S.A. liabilities amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$648.783, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander will receive a payment equivalent received before the operation.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

b) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A. separated part for Sancap

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by SUSEP on August 9, 2011.

37. Subsequent Events

Incorporation of Santander Consórcios by Santander Brasil Consórcio

On meetings carried out on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio adopted and decide to submit for approval from their respective partners, the incorporation proupose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation").

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

The incorporation represents a step in the process of consolidation of Santander Conglomerate's investment in the country, with the consequent strengthening of its organizational and operational structure.

In addition to approval by shareholders of companies, the incorporation will be subject to approval by the Bacen.

38. Other Information

a) In Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$24,876,169 Bank and R$24,961,082 (June 30, 2011 - R$22,144,779 Bank and Consolidated).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$117,567,521 (June 30, 2011 -R$113,196,010), and the total amount of Santander Conglomerate investment funds and assets managed is R$127,023,243 (June 30, 2011 - R$123,133,565) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of June 30, 2012, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,232,937 (June 30, 2011 - R$1,270,397) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$157,650 (June 30, 2011 - R$195,111), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

Banco/Consolidado
		January 1 to		January 1 to
	June 30, 2012	June 30, 2012	June 30, 2011	June 30, 2011
	Assets	Incomes	Assets	Incomes
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Restricted Operations on Assets
Lending Operations	8,895	947,842	162,035	3,471
Liabilities - Restricted Operations on Assets
Deposits	(8,895)	(947,842)	(162,035)	(3,471)
Net Income		-		-

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2012 is R$1,990,139, of which R$532,383 up to 1 year, R$1,253,676 from 1 year to up to 5 years and R$204,080 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,482 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$285,601 at the first half of 2012.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions and insurance companies belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Management, internal and independent auditors, executives and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of three independent members, appointed at the Board of Directors´ Meetings held on March 16, 2012. One of the members is also a member of the Board of Directors of Banco Santander (Brasil).

The Audit Committee acts through meetings, analysis, readings and performs other necessary procedures. It held thirty-two meetings in the first half of 2012 and in July of 2012 for conducting its duties. The Audit Committee´s meeting minutes, and attachments, are regularly sent to the Board of Directors.

The Audit Committee held a meeting with the Board of Directors on January 30, 2012, April 25, 2012 and July 25, 2012, and in compliance with the Policy for Related-Party Transactions, approved by the Board of Directors, followed up on the transaction carried out in the first half of 2012.

In addition, the Coordinator participates as a hearing body in Executive Committees, including Operational Risks, Compliance and Internal Controls - Asset Management and Products. The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for solving the issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the first quarter and the first six-month period of 2012, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also examined the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse). In the period, Santander also disclosed the consolidated financial statements under IFRS to comply with Resolution 3786 of the National Monetary Council (CMN). In the period, the Audit Committee also attended specific training regarding IFRS proposed changes and expected impacts for the Group.

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk Executive Committee, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area. These analysis were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006 and Circular 249/2004 of the Superintendency of Private Insurance (Susep), related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held four meetings and met, in several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the planning and work plan for 2012, and monitored the work performed in the first half, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements. It also met with the Internal Audit Executive Officer to provide the findings from the evaluation of the Audit Committee’s performance, under applicable regulation.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly limited reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held four meetings. The main discussions at the meetings involved the financial statements of the first quarter and six-month period ended June 30, 2012, accounting practices, deficiencies, and comments and recommendations raised in the internal control reports, as well as the findings from the performance evaluation carried out by the Audit Committee. The Audit Committee also reviewed service proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

Ombudsman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for institutions, the work performed on the second half of 2011, was presented and discussed by the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for August 2012.

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially: (i) with professionals from Operational Risk area about the results of the technology integration process, with respect on the security impact; (ii) for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance about the Market Trading Code and control of related-party transactions; (v) with Finance executives, about the status for implementing Basel requirements and Investor Relations; and (vi) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management. The Audit Committee evaluated the individual contribution and performance of its members and respective effectiveness.

Conclusion

As a result of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Economic and Financial Group’s financial statements and recommends its approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee

São Paulo, July 25, 2012

Celso Clemente Giacometti

René Luiz Grande - Coordinator

Sérgio Darcy da Silva Alves – Financial Expert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 26, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer